Exhibit 99.1

TELESAT CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 1, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

April 19, 2022

April 19, 2022

Dear Shareholder,

We are pleased to enclose the Notice of Meeting for the first annual general meeting (“Meeting”) of Telesat Corporation (“Telesat” or the “Company”). The Meeting will be held in a virtual-only meeting format via live webcast online at 2:00 pm (Ottawa time) on June 1, 2022.

Registered Shareholders, holders of Exchangeable Units, and duly appointed proxyholders will be able to attend, ask questions, and vote at the Meeting online. If you will not be attending, appointment of a proxyholder may be completed at https://meetnow.global/MDXQDQW and voting may be completed at www.investorvote.com. Additional proxy deadline details are outlined in the Management Information Circular that follows.

The Meeting is being held to review the audited consolidated financial statements of Telesat for the fiscal year ended December 31, 2021, elect the board of directors (“Board”) of the Company, and re-appoint the auditors of the Company for the ensuing year and authorize the Board to fix the remuneration to be paid to the auditors. The Management Information Circular provides additional information relating to the proxies and the matters to be dealt with at the Meeting. Shareholders should access and review all of the information in the Management Information Circular before voting.

Recommendation:

Your Board believes that the resolutions contained in the Notice of Meeting are in the best interests of the Company and Shareholders as a whole and recommends you to vote in favour of them, as your directors intend to do in respect of their beneficial shareholdings.

Yours sincerely,

(signed) “Mark H. Rachesky”	(signed) “Daniel S. Goldberg”

Mark H. Rachesky	Daniel S. Goldberg
Chair of the Board	President and Chief Executive Officer
Telesat Corporation	Telesat Corporation

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders (collectively, the “Shareholders”) of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares, and Class C Limited Voting Shares (collectively, the “Telesat Corporation Shares”) of Telesat Corporation (“Telesat” or the “Company”), as well as the holder of the Class A Special Voting Share, the Class B Special Voting Share, the Class C Special Voting Share (collectively, the “Special Voting Shares”) and the Golden Share of Telesat will be held in a virtual only meeting format via live audio webcast online at https://meetnow.global/MDXQDQW at 2:00 p.m. (Ottawa time) on June 1, 2022.

The Meeting is being held to consider the following matters:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the auditors’ report thereon;

2.	to elect the members of the board of directors of the Company (the “Board”);

3.	to re-appoint the auditors of the Company for the ensuing year and authorize the Board to fix the remuneration to be paid to such auditors; and

4.	to transact such other or further business as may properly come before the Meeting or any adjournment or postponement thereof.

The management information circular (the “Information Circular”) provides additional information relating to proxies and the matters to be dealt with at the Meeting and forms part of this notice. Shareholders should access and review all of the information contained in the Information Circular before voting.

Each person who is a holder of record of Telesat Corporation Shares at the close of business on April 18, 2022 (the “Record Date”) is entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof. In addition, holders of Class A Units, Class B Units and Class C Units (collectively, “Exchangeable Units”) of Telesat Partnership LP at the close of business on April 18, 2022 are entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof. Holders of such Exchangeable Units will be entitled to vote at the Meeting pursuant to the Special Voting Shares and the Trust Voting Agreement, as further described in the Information Circular.

The Company is electing to hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting.

Registered Shareholders, holders of Exchangeable Units, and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online. Non-registered Shareholders (being those who beneficially own Telesat Corporation Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

Registered Shareholders not planning or unable to attend the Meeting are requested to read the Information Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), either in person, by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. To be effective, proxies must be received by Computershare not later than 2:00 p.m. (Ottawa time) on May 30, 2022 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy.

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Non-registered Shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

A Shareholder who wishes to appoint a person other than the Telesat proxyholder nominees identified on the form of proxy or voting instruction form (including a non-registered Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the Information Circular and on their form of proxy or voting instruction form accompanying this notice. These instructions include the additional step of registering such proxyholder with Computershare after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving an invite code, which is used as their online sign-in credentials, and is required for them to vote at the Meeting. Without an invite code, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered Shareholders located in the United States must also provide Computershare with a duly completed legal proxy by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, if they wish to vote at the Meeting or appoint a third-party as their proxyholder.

The Company is using the “notice-and-access” procedures adopted by the Canadian Securities Administrators for the delivery of the Information Circular, the Company’s audited annual financial statements for the year ended December 31, 2021 along with the related management’s discussion and analysis. Under “notice-and-access”, Shareholders as of the Record Date are to receive a proxy form or voting instruction form enabling such holder to vote at the Meeting and a notice-and-access notification containing information about how to electronically access the Information Circular and Telesat’s audited annual financial statements for the year ended December 31, 2021 along with the related management’s discussion and analysis. Registered Shareholders and non-registered Shareholders who have previously provided standing instructions to receive paper copies will receive such documents by mail.

For more information regarding notice-and-access or to obtain a paper copy of these documents you may call Computershare toll-free at 1-866-962-0498 (or from outside of North America: 1 (514) 982-8716)

DATED at Ottawa, Ontario this 19th day of April, 2022.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) “Christopher DiFrancesco”

Christopher DiFrancesco

Vice President, General Counsel and Secretary

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MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TELESAT CORPORATION

About this Management Information Circular

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of Telesat Corporation (together with Telesat Partnership LP and its applicable subsidiaries, “Telesat” or the “Company”) for use at the annual general meeting (the “Meeting”) of the holders (collectively, the “Shareholders”) of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares, and Class C Limited Voting Shares (collectively, the “Telesat Corporation Shares”), as well as the holder of the Class A Special Voting Share, the Class B Special Voting Share, the Class C Special Voting Share and the Golden Share to be held at 2:00 p.m.  (Ottawa time) on June 1, 2022 online in a virtual only format, and any adjournment(s) or postponement(s) thereof.

Holders of Class A Units, Class B Units, and Class C Units (collectively, the “Exchangeable Units”) of Telesat Partnership LP (the “Partnership”) are entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof. Holders of such Exchangeable Units will be entitled to vote at the Meeting pursuant to the Special Voting Shares and the Trust Voting Agreement, as further described in this Information Circular.

Telesat Corporation is the sole general partner of the Partnership. Telesat Corporation and the Partnership are each reporting issuers in each of the provinces and territories of Canada and, as a result, are subject to Canadian continuous disclosure and other reporting obligations under Canadian securities law. The Partnership has received exemption relief dated November 16, 2021 from the Canadian securities administrators that effectively allows the Partnership to satisfy its continuous disclosure obligations by relying on the Canadian continuous disclosure documents filed by Telesat Corporation, for so long as certain conditions are satisfied. For additional information on this exemptive relief and the disclosure required by such relief, see “General Matters – Exemptions from Canadian Securities Law”.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company or management. Information contained in this Information Circular is given as of the date of this Information Circular unless otherwise specifically stated.

All references in this Information Circular to “Telesat”, the “Company”, “we” “our”, “ours”, and “us” refer to Telesat Corporation and its subsidiaries, including Telesat Partnership LP. Except as otherwise stated, the information in this Information Circular is given as of April 19, 2022. Unless otherwise indicated, all references to “$” or “dollars” are to the currency of Canada and “US$” are to the currency of the United States.

Capitalized terms not otherwise defined in this Information Circular have the meaning ascribed to them in the “Glossary”, which is attached to this Information Circular at Appendix “A”.

TABLE OF CONTENTS

NOTICE-AND-ACCESS	1

PROXY SOLICITATION INFORMATION	1

ATTENDING AND VOTING AT THE VIRTUAL MEETING	6

VOTING AT MEETING AND QUORUM	7

BUSINESS TO BE CONDUCTED AT THE MEETING	7

EXECUTIVE COMPENSATION	17

DIRECTOR COMPENSATION	37

INDEBTEDNESS OF DIRECTORS AND OFFICERS	42

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	42

STATEMENT OF GOVERNANCE PRACTICES	42

DESCRIPTION OF SHARE CAPITAL AND VOTING STRUCTURE	55

GENERAL MATTERS	61

APPROVAL	67

APPENDIX“A” GLOSSARY	A-1

APPENDIX“B” MANDATE OF THE BOARD	B-1

APPENDIX“C” AUDIT COMMITTEE CHARTER	C-1

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NOTICE-AND-ACCESS

The Company has elected to use the “notice-and-access” provisions under NI 54-101 (as defined below) for distribution of the Notice of Meeting, this Information Circular, the audited consolidated financial statements of Telesat for the fiscal year ended December 31, 2021 (“Audited Financial Statements”) and accompanying management’s discussion and analysis (“MD&A”) to both Registered Holders and Non-Registered Holders. Such materials are posted online for Shareholders to access instead of being mailed to Shareholders. Notice-and-access reduces printing and mailing costs and is more environmentally friendly as it uses less materials and energy consumption. Shareholders will receive a package in the mail which will include, among other information: (i) a form of proxy or voting instruction form with instructions on how to vote their Telesat Corporation Shares; (ii) basic information about the Meeting and the matters to be voted on; (iii) instructions on how to receive a paper copy of the remaining Meeting Materials; and (iv) a plain-language explanation of how to access the remaining Meeting Materials electronically. Registered Holders and Non-Registered Holders who have previously provided standing instructions to receive paper copies will receive such documents by mail.

In order to receive a paper copy of the Information Circular, Audited Financial Statements and accompanying MD&A free of charge, requests by Shareholders can be made to Computershare Investor Services Inc. (“Computershare”) via their email at Service@Computershare.com, or by phone at 1-866-962-0498 (from Outside of North America: 1 (514) 982-8716). Paper copies must be requested by May 23, 2022 in order to be received prior to 2:00 p.m. (Ottawa time) on May 30, 2022, which is the deadline for the submission of voting instructions.

Shareholders with questions about notice-and-access can call Computershare toll-free at 1-866-964-0492, or their intermediary as applicable.

PROXY SOLICITATION INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Telesat for use at the Meeting and any adjournment or postponement thereof. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://meetnow.global/MDXQDQW. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may to attend the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

Shareholder’s proxies are being solicited by the management of the Company and the associated costs are being borne by the Company. The solicitation is being made primarily by sending certain proxy-related materials to Shareholders by mail, and with respect to the delivery of the Notice of Meeting and this Information Circular, by posting the Notice of Meeting and this Information Circular on the Company’s profile on SEDAR at www.sedar.com and by making such materials electronically available at a website hosted by Computershare, as provided in the package received by Shareholders, pursuant to the notice-and-access mechanism. Shareholder proxies may also be solicited personally or by telephone, facsimile, oral communication or in person by officers or directors of the Company, at a nominal cost. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the non-registered (beneficial) owners of Telesat Corporation Shares (“Non-Registered Holders”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Registered Shareholders

A Shareholder is a registered Shareholder (a “Registered Holder”) if shown on April 18, 2022 (the “Record Date”) on the list of Shareholders kept by Computershare, as registrar and transfer agent of the Company. Registered Holders will receive a form of proxy from Computershare representing the Telesat Corporation Shares held by the Registered Holder.

Registered Holders may attend, ask questions and vote at the virtual only Meeting via live audio webcast online at https://meetnow.global/MDXQDQW. See “Attending and Voting at the Virtual Meeting” below.

Registered holders of Exchangeable Units of the Partnership shown on the Record Date on the list of holders of Exchangeable Units kept by Computershare will also receive a form of proxy representing an equal number of votes such holder of Exchangeable Units would have if such Exchangeable Units were exchanged and converted into the corresponding class of Telesat Corporation Share. Holders of Exchangeable Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote, including in respect of the election of directors of Telesat, through the Special Voting Shares.

The Special Voting Shares are held by the TSX Trust Company (in its capacity as “Trustee” of the Voting Trust), entitling the Trustee to that number of votes on applicable matters on which holders of Telesat Corporation Shares are entitled to vote that is equal to the number of Telesat Corporation Shares into which the Exchangeable Units held by the holders of such Exchangeable Units on the applicable record date are convertible. Pursuant to the amended and restated Telesat Partnership LP limited partnership agreement (the “Partnership Agreement”), each holder of Exchangeable Units has the right to direct Telesat Corporation as to how to instruct the Trustee to vote the voting power of the Special Voting Shares corresponding to such holder’s Exchangeable Units. Telesat, the Partnership and the Trustee have entered into the Trust Voting Agreement (a copy of which has been filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov). Pursuant to the Trust Voting Agreement, the Trustee is required to cast such votes in accordance with voting instructions provided to it by Telesat Corporation, in its capacity as general partner of the Partnership. For further information, see “Description of Share Capital and Voting Structure.”

Advice to Non-Registered Shareholders

In many cases, Telesat Corporation Shares beneficially owned by a Non-Registered Holder are registered either:

1.	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Telesat Corporation Shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered education savings plans, registered disability savings plans, tax-free savings accounts (as such terms are used in the Tax Act and the regulations thereunder, as amended from time to time) and similar plans; or

2.	in the name of a depository or clearing agency (such as CDS & Co.) of which the Intermediary is a participant.

Non-Registered Holders do not appear on the list of Shareholders of the Company maintained by Computershare.

In accordance with Canadian securities laws, the Company has distributed copies of the notice-and-access notice and voting instruction form directly to non-objecting Non-Registered Holders and to Intermediaries for onward distribution to Non-Registered Holders that are objecting beneficial owners. Non-Registered Holders who have previously provided standing instructions will receive a printed copy of the Meeting Materials.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders, other than non-objecting beneficial owners, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Telesat Corporation Shares they beneficially own. Non-Registered Holders who have not waived the right to receive Meeting Materials should follow the procedures set out below, depending on which type of form they receive:

1.	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

2.	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Telesat Corporation Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare, either in person, by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, and register the Non-Registered Holder (or such other person) for the online Meeting by contacting Computershare. See “Appointment of Proxies” below.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Telesat Corporation Shares which they beneficially own. Non-Registered Holders should carefully follow the instructions on the form of proxy or voting instruction form that they receive from their Intermediary in order to vote the Telesat Corporation Shares that are held through that Intermediary. In addition, Non-Registered Holders are reminded that registering a Non-Registered Holder or third-party proxyholder online, as applicable, is an additional step to be completed after submitting the proxy authorization form if such persons are to receive an invite code (“Invite Code”) and vote at the Meeting.

See “Attending and Voting at the Virtual Meeting” below.

Non-Objecting Beneficial Owners

The notice-and-access notice and voting instruction form are being sent to both Registered Holders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

Appointment of Proxies

The persons named in the accompanying form of proxy, Daniel S. Goldberg, or failing him, Christopher DiFrancesco (the “Management Nominees”), have been selected by the Board, and have indicated their willingness, to represent Shareholders who appoint them as their proxy for the Meeting.

The Management Nominees named in the accompanying form of proxy are directors or officers of the Company. A Shareholder has the right to designate a person (who need not be a Shareholder) other than the Management Nominees to represent him, her or it at the Meeting. Such right may be exercised by striking out the names of the specified persons and inserting in the space provided for that purpose on the enclosed form of proxy the name of the person to be designated or by completing another proper form of proxy. Such Shareholder should notify the nominee of the appointment, obtain his or her consent to act as proxy and should provide instructions on how the Telesat Corporation Shares held by the Shareholder are to be voted. In any case, a form of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the form of proxy.

Shareholders who wish to appoint someone other than the Management Nominees to attend the Meeting as their proxy and vote their Telesat Corporation Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder, as described below. Registering the proxyholder is an additional step that must be completed AFTER the form of proxy or voting instruction form has been submitted. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code, which is used as their online sign-in credentials and is required for them to vote at the Meeting.

•	Step 1 – Submit form of proxy or voting instruction form. Registered Holders unable to attend the Meeting are requested to complete, sign and date the accompanying form of proxy, and to return it, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, to the Company’s transfer agent, Computershare, either in person, by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. This must be completed before registering the proxyholder to attend the Meeting online, which is an additional step completed once the form of proxy or voting instruction form is submitted.

Non-Registered Holders who receive the proxy through an Intermediary must deliver the proxy in accordance with the instructions given by such Intermediary.

To be effective, proxies must be received by Computershare not later than 2:00 p.m. (Ottawa time) on May 30, 2022 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy.

•	Step 2 - Register your proxyholder: To register a third party proxyholder, Shareholders must visit https://meetnow.global/MDXQDQW by 2:00 p.m. (Ottawa time) on May 30, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an Invite Code by email. Without an Invite Code, proxyholders will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest.

Revocation of Proxies

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of Computershare by not later than 2:00 p.m. (Ottawa time) on May 30, 2022 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy. Notwithstanding the foregoing, if a Registered Holder attends personally at the Meeting, such Registered Holder may revoke the proxy and vote at the Meeting.

Only Registered Holders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Intermediary to revoke the proxy on their behalf.

A Shareholder who logs in to the Meeting online using their Control Number (as defined below) and accepts the terms and conditions will be revoking any and all previously submitted proxies, and will be provided the opportunity to vote online by ballot. See “Attending and Voting at the Virtual Meeting” below.

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Telesat Corporation Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, the Telesat Corporation Shares represented by such Shareholder’s proxy or voting instruction form will be voted by the persons named in the enclosed form of proxy: (i) IN FAVOUR of the election of the nominees for the Telesat Corporation Board named herein (the “Director Nominees”) as members of the Board; and (ii) IN FAVOUR of the re-appointment of Deloitte LLP Chartered Professional Accountants as auditors of the Company and for the Board to fix such auditors’ remuneration.

Exercise of Discretion of Proxy

The accompanying form of proxy confers discretionary authority upon the persons named therein, including the Management Nominees, with respect to any amendments or variations to matters identified in the Notice of Meeting and this Information Circular and with respect to matters that may properly come before the Meeting. As of the date of this Information Circular, management of the Company does not know of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and this Information Circular. With respect to amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof, Telesat Corporation Shares represented by properly executed proxies will be voted by the persons so designated in their discretion.

No Other Business

The Company knows of no matter to come before the Meeting other than those set forth above and in the Notice of Meeting. However, if any other matters do arise, the Management Nominees named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting.

ATTENDING AND VOTING AT THE VIRTUAL MEETING

The Meeting will be held in a virtual only format, which will be conducted via live audio webcast. Registered Holders and duly appointed proxyholders will have an opportunity to attend, ask questions and vote at the Meeting online. Shareholders and proxyholders will not be able to physically attend the Meeting.

Registered Holders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online by ballot at the appropriate times. The 15-digit control number (“Control Number”) located on the proxy form Registered Holders will receive is the Control Number for purposes of logging in to the Meeting online. Duly appointed proxyholders will receive, via email notification from Computershare, an Invite Code for purposes of logging in to the Meeting online. In order to participate in the Meeting online, Registered Holders must have a valid Control Number and duly appointed proxyholders must have received an email from Computershare containing an Invite Code. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online.

Non-Registered Holders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because our transfer agent, Computershare, does not have a record of the Non-Registered Holders and, as a result, will have no knowledge of their shareholdings or entitlement to vote, unless Non-Registered Holders appoint themselves as proxyholder. Non-Registered Holders who wish to vote at the Meeting must (i) appoint themselves as proxyholder by inserting their name in the space provided for appointing a proxyholder on the voting instruction form and (ii) follow all of the applicable instructions, including the deadline, provided by their Intermediary. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online.

How to Attend the Meeting

Registered Holders and duly appointed proxyholders, including Non-Registered Holders who have duly appointed themselves as proxyholder, will be able to attend, ask questions and vote at the Meeting online at https://meetnow.global/MDXQDQW. It is recommended that Shareholders and duly appointed proxyholders log in one hour before the Meeting starts. To do so, please go to https://meetnow.global/MDXQDQW prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit Control Number or click on “Invitation” and enter your Invite Code, as applicable.

•	Registered Holders: Each Registered Holder’s Control Number is located on the form of proxy sent to that Registered Holder.

•	Duly appointed proxyholders: Computershare will provide the proxyholder with an Invite Code after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of Proxies.”

Guests, including Non-Registered Holders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at https://meetnow.global/MDXQDQW select “Guest”, and then complete the online registration form.

It is important that attendees at the Meeting remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is the responsibility of Shareholders and duly appointed proxyholders attending the Meeting to ensure that they remain connected. Please allow ample time to check-in to the Meeting online. Online check-in will begin one hour prior to the meeting on June 1, 2022, at 1:00 p.m. (Ottawa time). The meeting will begin promptly at 2:00 p.m. (Ottawa time) on June 1, 2022, unless otherwise adjourned or postponed.

VOTING AT MEETING AND QUORUM

Unless otherwise required by law or the Telesat Corporation Articles, any matter coming before the Meeting or any adjournment or postponement thereof shall be decided by the majority of the votes duly cast in respect of the matter by Shareholders entitled to vote thereon.

The Board has fixed April 18, 2021 as the Record Date for the purpose of determining which Shareholders are entitled to receive the Notice of Meeting and vote at the Meeting or any adjournment or postponement thereof, either at the Meeting or by proxy. No person acquiring Telesat Corporation Shares after that date shall, in respect of such Telesat Corporation Shares, be entitled to receive the Notice of Meeting and vote at the Meeting or any adjournment or postponement thereof.

The Class A Common Shares and Class B Variable Voting Shares are listed on both the TSX and the NASDAQ under the symbol “TSAT”.

The quorum at the Meeting or any adjournment or postponement thereof (other than an adjournment for lack of quorum) shall be two or more individuals present at the Meeting or represented by proxy representing in the aggregate not less than a majority of the total number of outstanding Telesat Corporation Shares on the Record Date.

BUSINESS TO BE CONDUCTED AT THE MEETING

The Company will address the following items at the Meeting:

1.	Placing the Audited Financial Statements together with the auditors’ report thereon, before the Shareholders;

2.	The election of the directors who will serve until the next annual meeting of Shareholders; and

3.	The appointment of the external auditors who will serve until the end of the next annual meeting of Shareholders and authorizing the directors to fix their remuneration.

The Company will consider any other business that may properly come before the Meeting. As of the date of this Information Circular, the Company is not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, your proxyholder can vote on these items as he or she sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

1.	Financial Statements

The Audited Financial Statements, together with the auditors’ report thereon, will be placed before the Shareholders at the Meeting for their consideration. The Audited Financial Statements have been reviewed and recommended for approval by the audit committee of the Board (the “Audit Committee”) and the Board. A copy of the Audited Financial Statements, together with the auditors’ report thereon and the accompanying MD&A, are available on the SEDAR website at www.sedar.com, and will be available during the Meeting via live webcast online. Shareholders are not required to vote on the Audited Financial Statements.

2.	Election of Directors

The Telesat Corporation Articles provide that the Company shall initially have a board of directors consisting of 10 persons, and thereafter, as adjusted by the board from time to time, subject to the provisions of the BCBCA, provided that:

(a)	a reduction in the number of directors shall not shorten the term of any then-sitting director;

(b)	no change to the number of directors shall be made pursuant to the Telesat Corporation Articles unless, in addition to the obtaining of any approval of a Designator required under the Investor Rights Agreement (as defined below) to which such Designator and the Company are party, until such time as neither Designator is a 5% Holder, a majority of the Specially Designated Directors then in office have approved such change; and

(c)	prior to the occurrence of an Unwind Trigger, at least a majority of the board must be CbyC Directors (as defined in the Telesat Corporation Articles); provided, that the Company’s temporary inability to meet this requirement as a result of death, resignation, disqualification or removal of a director shall not result in the Company being deemed to be acting ultra vires pursuant to the Telesat Corporation Articles; provided, further, that the Company shall use reasonable best efforts to ensure any such deficiency is cured promptly.

It is intended that on any resolution or ballot that may be called for relating to the election of the directors, the Telesat Corporation Shares represented by proxies in favour of the Management Nominees will be voted IN FAVOUR of the election, separately, of each of the Director Nominees as a director, unless a Shareholder has specified in his or her proxy that his or her Telesat Corporation Shares are to be withheld from voting on the election of directors.

Management does not contemplate that any of the proposed Director Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised to vote the Telesat Corporation Shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the Telesat Corporation Articles and their discretion for a substitute nominee or nominees. The directors are to be elected by the Shareholders at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting of Shareholders, or until a successor is appointed. Each of the Director Nominees is currently a director and has demonstrated the eligibility and willingness to serve as a director.

Investor Rights Agreement

Telesat Corporation and MHR Fund Management LLC (“MHR”), on the one hand, and Telesat Corporation and Public Sector Pension Investments Board (“PSP Investments”), on the other hand, entered into the Investor Rights Agreements dated as of November 23, 2020, pursuant to which, among other things, each of PSP Investments and MHR will be entitled to nominate three directors to the board of directors of Telesat and have the exclusive right to fill vacancies of any directorship for which it has the right to nominate a director. The number of designees each of PSP Investments and MHR will be entitled to designate to the board of directors of Telesat will be reduced to two, one and zero upon PSP Investments or MHR, respectively, owning less than 25%, 15% or 5% of the Telesat Corporation Shares and the Exchangeable Units (on an “as-exchanged” basis) outstanding as of the completion of the Transaction. The number of independent directors that the Nominating Committee (as defined below) may designate will be increased by one each time the number of designees PSP Investments or MHR is entitled to designate is so reduced.

The Director Nominees of PSP Investments for election at the Meeting are: Mélanie Bernier, Michael Boychuk, and Guthrie Stewart. The Director Nominees of MHR for election at the Meeting are: Mark H. Rachesky, Michael B. Targoff, and Jason A. Caloras.

Advanced Notice Requirements

The Telesat Corporation Articles contain an advanced notice requirement that, subject to the provisions of the BCBCA and applicable Canadian securities laws and for so long as the Company is a public company, provide that only persons who are nominated in accordance with the procedures set out in the Telesat Corporation Articles shall be eligible for election as directors to the board. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the board, as follows:

(a)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders (each a “Proposing Shareholder” and together the “Proposing Shareholders”) pursuant to a proposal made in accordance with the provisions of the BCBCA or a requisition of shareholders (each a “Requisitioning Shareholder” and together the “Requisitioning Shareholders”) made in accordance with the provisions of the BCBCA, provided that any proposal or requisition of shareholders made in whole or in part for the purpose of replacing one or more directors of the board must be in written form and prepared in accordance with Section 21.4 of the Telesat Corporation Articles; and

(c)	by any person (a “Nominating Shareholder”), who: (A) is, at the close of business on the date of giving notice provided for in the Telesat Corporation Articles (and described below) and at the close of business on the record date for notice of such meeting, either entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in Telesat Corporation Articles.

For a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be in written form prepared in accordance with the requirements of Section 21.4 of the Telesat Corporation Articles and received by the corporate secretary of the Company at the principal executive offices of the Company:

(a)	in the case of an annual meeting of shareholders, not later than the close of business on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the annual meeting (the “Notice Date”) is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Company provided that, in either (a) or (b) above, if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials in respect of a meeting described in (a) or (b) above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the Notice Date.

A copy of the Telesat Corporation Articles is available on our website at www.telesat.com and under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board has adopted a “Majority Voting Policy” that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the Chair promptly following the applicable meeting of shareholders. Under the terms of the Majority Voting Policy, our Nominating Committee will be required to consider such resignation and make a recommendation to the Board on whether such resignation should be accepted. The Majority Voting Policy requires that the Board shall promptly accept the resignation unless it determines, in consultation with the Nominating Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will be required to make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not be permitted to participate in any meeting of the Board or the Nominating Committee at which the resignation is considered.

Description of Proposed Director Nominees

The following descriptions set forth the name, age as of December 31, 2021 and residence of each of the Director Nominees, their respective principal occupations during the last five (5) years and whether they are a director of other issuers that are reporting issuers in any Canadian or other jurisdiction, the date each of them became a director, and information as to voting and other securities of the Company beneficially owned, or controlled or directed, directly or indirectly, by each of them as at April 19, 2022.

The Board recommends you vote IN FAVOUR of each of the Director Nominees.

Mélanie Bernier

Place of Residence:	Montreal, Quebec, Canada

Date Became a Director:	Ms. Bernier became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since May 31, 2021.

Independent:	Yes

Principal Occupations During the Past Five Years:	Senior Vice President and Chief Legal Officer, PSP Investments

Directorships with Other Reporting Issuers:	N/A

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Nil

Bio:	Mélanie Bernier (Age 46) has been Senior Vice President and Chief Legal Officer at PSP Investments since November 2018. She was previously Vice President and Divisional General Counsel and has been at PSP Investments for over 13 years. Ms. Bernier’s qualifications for service on the board of directors of Telesat Corporation include her significant experience with regulatory, legal, corporate governance and operational matters, in particular as part of the senior management team of a Canadian Crown corporation. She has extensive experience in negotiating and providing strategic advice regarding corporate transactions across jurisdictions and industries, including transactions with governmental entities, having practiced as a corporate lawyer for over 20 years. She is also a board member of the not-for-profit Metropolis Blue Foundation.

Michael Boychuk

Place of Residence:	Baie-D-Urfe, Quebec, Canada

Date Became a Director:	Mr. Boychuk became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since July 17, 2015.

Independent:	Yes

Principal Occupations During the Past Five Years:	Corporate Director

Directorships with Other Reporting Issuers:	Laurentian Bank of Canada from August 2013 to present GDI Integrated Facility Services Inc. from May 2015 to present Corus Entertainment from January 2019 to present

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Boychuk holds 1,768 Telesat Corporation DSUs

Bio:	Michael T. Boychuk (Age 66) is a retired senior executive who, since his retirement in 2015, serves as a professional corporate director. He has been a professional Chartered Accountant since 1979 and was in 2012 made a fellow of the Order of Chartered Accountants of Quebec. Prior to his retirement, Mr. Boychuk held senior executive positions within the BCE group of companies, including President of Bimcor, BCE’s pension investment subsidiary and Senior Vice President and Corporate Treasurer of both BCE Inc. and Bell Canada. As a professional Chartered Accountant. Mr. Boychuk is deemed to be a financial expert, and currently serves on the boards of a number of public and private companies. He has been serving on boards for over 20 years and has extensive experience with audit committees as well as risk and governance and human resources. Mr. Boychuk brings to Telesat Corporation a wide array of financial and strategic expertise and knowledge of the satellite industry attained through his past experience at BCE Inc. and the other public companies he is associated with. He is currently a member of the following Boards of Directors: (Public) Laurentian Bank of Canada, GDI Integrated Facility Services Inc., Corus Entertainment and (Private) Cadillac Fairview Corporation. Mr. Boychuk is also a Governor of McGill University and previous chair of the university’s audit and pension committees.

Jason A. Caloras

Place of Residence:	Brooklyn, NY, USA

Date Became a Director:	Mr. Caloras became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since November 18, 2021.

Independent:	Yes

Principal Occupations During the Past Five Years:	Principal, MHR Fund Management

Directorships with Other Reporting Issuers:	N/A

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Caloras holds 1,768 Telesat Corporation DSUs

Bio:	Jason A. Caloras (Age 35) has been a Principal of MHR Fund Management LLC since 2011. Mr. Caloras has served as a Director of Thor Resources, a private company operating in the natural resources sector, since 2018 and has served on the Board of Managers of Magnet Companies, a private media and consumer company, since 2018. He received a Bachelor of Arts degree in Economics from Harvard University. Mr. Caloras has significant investing experience, specifically in the satellite and telecommunications space during his career with MHR Fund Management LLC. Mr. Caloras also has deep financial and structuring expertise that are highly relevant and beneficial to Telesat Corporation. Mr. Caloras has strong relationships in the financial community that specifically serves the satellite sector, as well as has extensive knowledge of Telesat’s business and strategy.

Jane Craighead

Place of Residence:	Elizabethtown, Ontario, Canada

Date Became a Director:	Ms. Craighead became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since November 18, 2021.

Independent:	Yes

Principal Occupations During the Past Five Years:	Corporate Director; Senior Vice President, Scotiabank

Directorships with Other Reporting Issuers:	Wajax Corporation from November 2021 to present Crombie Real Estate Investment Trust (REIT) from May 2021 to present Intertape Polymer Group Inc. from October 2020 to present

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Ms. Craighead hold 1,768 Telesat Corporation DSUs

Bio:	Jane Craighead (Age 62) is a Chartered Professional Accountant (CPA) and a Chartered Accountant with over 20 years of international experience with public company boards, and over 30 years of experience in accounting and finance. She retired from Scotiabank in 2019 where she was Senior Vice President Global Human Resources for eight years. As a CPA, Ms. Craighead is deemed to be a financial expert. She is currently a member of the Board of Directors of Wajax Corporation where she is a member of the Audit Committee and the Human Resources Committee, of Crombie Real Estate Investment Trust (REIT) where she is a member of the Audit Committee and Human Resources Committee, of Intertape Polymer Group Inc. where she is chair of the Human Resources Committee and a member of the ESG Committee, and of Jarislowsky Fraser Limited. She was a director of Clearwater Seafoods Incorporated from 2015 until its privatization in 2021 where she served as the chair of the Human Resources Development and Compensation Committee, and a member of the Finance and Audit committees and the Special Committee for the sale process. She was also previously a director of Park Lawn Corporation where she served as chair of the Investment Committee and a member of the Audit Committee, HR Committee and Governance Committee. Ms. Craighead is Co-Vice Chair of the McGill University Hospital Centre (MUHC) Foundation and was Vice Chair of the Board of Regents of Mount Allison University from 2019 to 2021. She holds a PhD in Management from McGill University, has published research on executive compensation and corporate governance, and has been recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

Richard Fadden

Place of Residence:	Ottawa, Ontario, Canada

Date Became a Director:	Mr. Fadden became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since August 3, 2016.

Independent:	Yes

Principal Occupations During the Past Five Years:	Corporate Director/Advisor

Directorships with Other Reporting Issuers:	N/A

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Fadden holds 1,768 Telesat Corporation DSUs

Bio:	Richard Fadden (Age 70) was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. He is a Strategic Advisor to Awz HLS Fund and a Director of Cyber Defence Corporation. He is also a member of L3 Harris’ Canadian Advisory Board, a Director of the Canadian Red Cross and Director of the Conference of Defence Associations Institute. Mr. Fadden was chairman of ADGA Group’s Strategic Advisory Council from November 2018 to January 2022.

Daniel S. Goldberg

Place of Residence:	Ottawa, Ontario, Canada

Date Became a Director:	Mr. Goldberg became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since November 18, 2021.

Independent:	No

Principal Occupations During the Past Five Years:	President and Chief Executive Officer, Telesat Canada

Directorships with Other Reporting Issuers:	Algonquin Power & Utilities Corp. from March 30, 2022 to present

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Goldberg holds: 115,856 Class A Common Shares; 445,662 Telesat Corporation Options; and 847,880 Telesat Corporation RSUs

Bio:	Daniel S. Goldberg (Age 56) became Telesat Canada’s President and Chief Executive Officer in September 2006. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from 2002 to 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. He received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.

Henry (Hank) Intven

Place of Residence:	Victoria, British Columbia, Canada

Date Became a Director:	Mr. Intven became a director of Telesat Corporation upon its incorporation on October 26, 2020 and has served as a director of Telesat Canada since October 31, 2007.

Independent:	Yes

Principal Occupations During the Past Five Years:	President, Haro Strait Consulting Inc.

Directorships with Other Reporting Issuers:	N/A

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Intven holds 1,768 Telesat Corporation DSUs

Bio:	Henry (Hank) Intven (Age 73) is President of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 38 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries.

Dr. Mark H. Rachesky

Place of Residence:	New York, NY, USA

Date Became a Director:	Dr. Rachesky became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since October 31, 2007

Independent:	Yes

Principal Occupations During the Past Five Years:	Founder and Chief Investment Officer, MHR Fund Management LLC

Directorships with Other Reporting Issuers:	Lions Gate Entertainment Corp. from 2009 to present Titan International, Inc. from 2014 to present

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Rachesky directly holds 15,000 Class B Units; 46,136 Class B Variable Voting Shares; and 1,786 Telesat Corporation DSUs. Mr. Rachesky is also the founder and Chief Investment Officer of MHR, which holds 18,035,092 Class B Units of Telesat Partnership

Bio:	Mark H. Rachesky, M.D. (Age 62) is the Founder and Chief Investment Officer of MHR Fund Management LLC, a New York-based investment firm that takes a private equity approach to investing. MHR manages approximately US$5 billion of capital and has holdings in public and private companies in a variety of industries. He has been the Independent Chairman of the Board of Directors of Telesat Corporation and a member of its Compensation Committee and Nominating Committee since November 2021. Dr. Rachesky has been Chairman of the Telesat Canada Board of Directors since 2007 and from 2007 to 2021 was also a member of the Telesat Canada Compensation and Corporate Governance Committee. He was Non-executive Chairman of the Board of Directors of Loral Space & Communications Inc. from 2006 – 2021 and was Chairman of the Loral Compensation Committee and a member of the Loral Executive Committee. Dr. Rachesky is Chairman of the Board of Directors of Lions Gate Entertainment Corp and Titan International, Inc. He served on the Board of Directors of Navistar International Corporation, Emisphere Technologies, Inc. and Leap Wireless International, Inc. Dr. Rachesky holds an MBA from the Stanford University School of Business, an MD from the Stanford University School of Medicine and a BA in Molecular Aspects of Cancer from the University of Pennsylvania. Dr. Rachesky became a director of Telesat in October 2007. Dr. Rachesky has demonstrated leadership skills as well as extensive financial expertise and broad-based business knowledge and relationships. In addition, Dr. Rachesky has significant expertise and perspective as a member of the board of directors of private and public companies engaged in a wide range of businesses.

Guthrie Stewart

Place of Residence:	Westmount, Quebec, Canada

Date Became a Director:	Mr. Stewart became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since August 8, 2016.

Independent:	Yes

Principal Occupations During the Past Five Years:	Corporate Director; Executive, PSP Investments

Directorships with Other Reporting Issuers:	N/A

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Steward holds 1,768 Telesat Corporation DSUs

Bio:

Guthrie Stewart (Age 66) was, until his retirement in June 2021, an executive with global pension fund manager PSP Investments. Most recently, Mr. Stewart was Vice Chair Investment Committee from June 2020 to June 2021. Prior to that he was Executive Vice-President and Global Head of Private Investments overseeing PSP Investments global teams managing private equity and infrastructure from September 2015 to June 2020. He has been a Director of Telesat since 2016. Mr. Stewart has broad business and investing experience, including more than 12 years in telecommunications and more than ten years in investment management. For eight years until 2000, he was an executive with Teleglobe Inc., the listed shareholder of Teleglobe Canada (at the time Canada’s international telecom carrier), including two years as CEO and President of Teleglobe Canada. Teleglobe Canada had varied satellite investments, including as a member and distributor of Inmarsat and Intelsat, and also as founding investor in Orbcomm. Mr. Stewart was a partner in one of Canada’s largest mid- market buyout firms, EdgeStone Capital Partners, from 2001 until the end of 2007 following the sale of majority interest. He holds an LL.B from Osgoode Hall (Toronto, Canada) and an M.B.A. from INSEAD in Europe. He also holds the ICD.D designation from the Canadian Institute of Corporate Directors. Through his career, he has participated as a Director on numerous private and public boards and as a member at various times of all major Committees.

Michael B. Targoff

Place of Residence:	Jupiter, Florida, USA

Date Became a Director:	Mr. Targoff became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since October 31, 2007.

Independent:	No

Principal Occupations During the Past Five Years:	Vice Chairman, Loral Space & Communications Inc.

Directorships with Other Reporting Issuers:	N/A

Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 19, 2022:	Mr. Targoff holds 101,872 Class B Variable Voting Shares and 1,768 Telesat Corporation DSUs

Bio:	Michael B. Targoff (Age 77) was Vice Chairman of Loral Space & Communications Inc. from November 21, 2005 to November 2021 and a consultant to Loral from December 15, 2012 to November 2021. Mr. Targoff was Chief Executive Officer of Loral from March 1, 2006 to December 14, 2012 and President of Loral from January 8, 2008 to December 14, 2012. Mr. Targoff was also a Director and member of the Audit Committee of Telesat Canada from the time that Loral acquired its interest in Telesat in October 2007 until November 2021. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company. Mr. Targoff’s qualifications for service on the board of directors of Telesat Corporation include his extensive understanding and knowledge of its business and the satellite industry, as well as demonstrated leadership skills and operating experience, acquired during more than 20 years of serving as a senior executive of Loral and its predecessors. As a current or former director of other public and private companies in the telecommunications industry, Mr. Targoff also brings to Telesat Corporation a broad-based business knowledge and substantial financial expertise.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, and based on the information furnished to the Company by the directors and executive officers, other than as set out below, none of Company’s directors is, as at the date of this Information Circular, or has been within the ten years prior to the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company (including Telesat Corporation and its other subsidiaries) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including Telesat Corporation and its other subsidiaries) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the following exception: Mr. Michael Boychuk was a director of Yellow Media Inc., when it announced a recapitalization on July 23, 2012. The recapitalization was implemented and became effective on December 20, 2012 and was implemented in accordance with a court-approved plan of arrangement under the Canada Business Corporations Act. For the purposes of the above paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Penalties or Sanctions

To the knowledge of the Company, and based on the information furnished to the Company by the directors and executive officers, other than as set out below, none of Company’s directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision with the following exception: Mark H. Rachesky is the Chairman of Lions Gate Entertainment Corporation (“Lions Gate”), which entered into an administrative order with the SEC pursuant to which Lions Gate admitted to certain disclosure violations and agreed to pay US$7.5 million in penalties. Lions Gate announced the entering into of the administrative order on March 13, 2014.

For the purposes of this section, a self-regulatory authority means a professional self-regulatory body that governs the activities of professional persons.

Personal Bankruptcies

To the knowledge of the Company, and based on the information furnished to the Company by the directors and executive officers, other than as set out below, none of Company’s directors is, as at the date of this Information Circular, has, within the ten years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Certain of our directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with Part 5 — Division 3 — Conflicts of Interest under the BCBCA, in the event that a director or senior officer (i) has a material interest in a contract or proposed contract or transaction that is material to an issuer or (ii) is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction (a “disclosable interest”), the director or senior officer shall disclose his or her disclosable interest in such contract or transaction and he director shall refrain from voting on any matter in respect of such contract or transaction, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and applicable internal corporate governance or polices of the Telesat Corporation Board, as applicable.

3.	Appointment of Auditors

Telesat’s current auditors are Deloitte LLP Chartered Professional Accountants (“Deloitte”). Deloitte has been the auditors of the Company since its formation on October 26, 2020, and Telesat Canada since 1993.

Information about the fees paid to Deloitte for the financial years ended December 31, 2021 and 2020 can be found in the Annual Information Form on Form 20-F under item 16.C “Principal Accountant Fees and Services”, which is available at the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Management Nominees intend to vote at the Meeting IN FAVOUR of this resolution, unless the Shareholder has specified in the form of proxy that such Shareholder’s Telesat Corporation Shares are to be withheld from voting on the resolution.

EXECUTIVE COMPENSATION

Overview

We operate in a dynamic, highly competitive and rapidly evolving global market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers, available on a limited basis internationally. Key talents include strong leadership and management capabilities that are suited to our culture and the evolving nature of our industry, global telecommunications experience, and advanced space and network engineering experience. Our executive officers demonstrate a proven ability to successfully lead and manage our growth and operational objectives in a dynamic and evolving market. They are also key to inspiring a culture of operational excellence which is at the foundation of our success and our ability to foster growth.

Our executive officer compensation program is designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive officers to achieve our business and financial objectives;

•	align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship.

Before we became a publicly traded company, we offered our executive officers cash compensation in the form of base salary, an annual bonus and, following a year in which we made distributions to shareholders, a special bonus in lieu of an adjustment to equity-based compensation for such distributions. We also offered our executive officers an equity-based or equity-like compensation which was historically awarded in the form of Telesat Options, Telesat Tandem SARs and RSUs under various equity plans. See “— Long Term Incentives — Historic Plans”.

In connection with completing the Transaction and becoming a public company, holders of existing equity incentive awards under the Historic Plans were given the opportunity to exchange those awards for corresponding equity incentive awards of Telesat. Going forward, we will not be granting awards to executives or employees under the Historic Plans. Rather, we expect that all equity compensation awards will be made under our Omnibus Plan (as defined below under “Long Term Incentives — Omnibus Long Term Incentive Plan”) that we adopted in connection with the completion of the Transaction.

We believe that equity-based compensation motivates our executive officers to achieve our business and financial objectives, and also aligns their interests with the long-term interests of our Shareholders. We provide base salary to compensate executive officers for their day-to-day responsibilities, at levels that we believe are necessary to attract and retain executive officer talent. While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team. See “— Principal Elements of Compensation.”

As a publicly traded company, we evaluate our compensation philosophy and compensation program as circumstances require, which may include the periodic review of our compensation program and the mix of components made available to our executive team. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the evolution and growth of our business and the cost of replacing or enhancing our talent composition as needs may require.

2021 Named Executive Officers

The Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the Company’s three other most highly compensated executives (together the “NEOs”), who are the subject of this Compensation Discussion and Analysis, are set forth in the following table:

Named Executive Officer	Position
Daniel S. Goldberg	President and Chief Executive Officer
Andrew Browne	Chief Financial Officer
Michael Schwartz	Senior Vice President, Corporate & Business Development
Erwin Hudson	Vice President, Telesat Lightspeed System Development
David Wendling	Chief Technical Officer

Compensation Philosophy, Policies and Practices

Our compensation philosophy is to pay fair, reasonable and competitive compensation with a significant equity-based component to align the interests of our executive officers with those of our Shareholders. Our compensation policies and practices are designed to retain, motivate and reward our executive officers for their performance and contribution to our short- and long-term success. We compensate executive officers by combining short-term cash and long-term equity incentives. We also seek to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with our performance. The Company has adopted the following pay practices that reflect the Company’s compensation philosophy:

What We Do		What We Don’t Do
•	Link executive pay to Company performance through short- and long-term incentive plans	•	Allow executives or directors to hedge or pledge equity holdings
•	Balance among short- and long-term incentives, cash and equity, and fixed and variable pay	•	Reprice underwater stock options
•	Compare executive compensation and company performance to relevant peer group companies	•	Maintain pay policies or practices that pose material adverse risk to the Company
•	Retain an independent compensation consultant	•	Provide excessive perquisites

Compensation Governance

The Compensation Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices.

The Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with Telesat Corporation’s risk profile. The Compensation Committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to the CEO and various other key executive officers and managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program. The Compensation Committee is comprised of three independent directors, Jane Craighead (Chair), Guthrie Stewart and Mark Rachesky.

Please see “Committees of our Board of Directors — Compensation Committee” below.

The charter for the Compensation Committee sets out its responsibilities for administering our compensation programs and reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to our directors and officers. The Compensation Committee is responsible for reviewing our compensation program to ensure it continues to meet its objectives and remain aligned with industry best practices, and make recommendations for any changes to our board of directors, as appropriate. As part of this review, the Compensation Committee engages independent compensation consultants to evaluate our executive compensation program against market practice.

We originally retained Pay Governance in 2020 to assist us in connection with executive officer and director compensation matters, including, among other things, the following:

•	assist in reviewing the competitiveness of our current cash and equity-based compensation program for our executive officers; and

•	assist in designing a new incentive awards framework for our executive officers.

In 2021, the Compensation Committee first retained Mercer as its independent compensation consultant to assist the committee in benchmarking executive pay and designing short- and long-term incentive plans for 2022.

The total fees incurred in consideration of the services provided in 2021 by Pay Governance was $63,621 and by Mercer was $24,800.

Principal Elements of Compensation

The compensation of our executive officers includes three major elements: (i) base salary; (ii) short-term incentives, consisting of an annual incentive award; (iii) long-term equity incentives.

In 2021, NEO long-term equity incentives consisted of Telesat restricted stock units (RSUs) granted under our Historic Plans, see “Historic Plans” below.

In 2022, NEO long-term incentives will consist of Telesat Corporation Options, Telesat Corporation PSUs and Telesat Corporation RSUs under our new Omnibus Plan, see “Omnibus Long–term Incentive Plan” below.

NEOs also participate in our defined benefit pension plan and supplemental executive retirement plan, and receive certain perquisites and personal benefits that are provided to each of our NEOs under their respective employment agreements, see “Employment Agreements” below.

Pay Element	Objectives	Features
Base Salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities	Based on individual’s role, duties, responsibilities, experience, performance and delivery of results

Annual Cash Incentive Awards	Reward short-term financial, operational and individual performance	Cash payments based on meeting Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)(1) performance goals

Long-Term Equity Compensation	Align management interests with those of Shareholders, encourage retention and reward long-term Company performance

2021: Time-based Telesat RSUs for all NEOs, and performance-based RSUs for our CEO, that were granted under our Historic Plans

2022: Will grant Telesat Corporation RSUs (weighted 45%), Telesat Corporation Stock Options (weighted 27.5%) and Telesat Corporation PSUs (weighted 27.5%), under our new Omnibus Plan

Notes:

(1)	Adjusted EBITDA is a non-IFRS financial measure. For more information on the Company’s use of non-IFRS financial measures and a reconciliation to the most closely comparable IFRS measure, see “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Non-IFRS Measures” in the Company’s 2021 Annual Information Form on Form 20-F available on SEDAR at www.sedar.com.

2022 Pay Mix

For 2022, the Compensation Committee has considered the mix of pay for each NEO, including how much of target pay is cash versus non-cash, fixed versus variable, and short- versus long-term and aligned with Shareholders. Consistent with our compensation philosophy, a significant amount of executive pay is at risk and equity-based compensation is used to support our short- and long-term strategic objectives and align the interests of our executives with those of our Shareholders.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are set out in each NEO’s employment agreement, see “Employment Agreements” below. Adjustments to base salaries are determined annually by the Board on the recommendation of the Compensation Committee and may be increased based on the executive officer’s performance, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

The following table sets forth each NEO’s annual base salary rates for Fiscal 2021:

Named Executive Officer	2021 Annual Base Salary Rate
Daniel S. Goldberg President and Chief Executive Officer	$1,326,510
Andrew Browne Chief Financial Officer	$698,775
Michael Schwartz Senior Vice President, Corporate & Business Development	$682,517
Erwin Hudson Vice President, Telesat Lightspeed System Development	$442,119
David Wendling Chief Technical Officer	$400,000

Annual Incentive Awards

Annual incentive awards are designed to motivate our executive officers to meet our business and financial objectives generally and our annual financial performance targets in particular. In 2021, annual incentive awards were earned and measured with reference to Adjusted EBITDA performance for the fiscal year. When the annual budget and Adjusted EBITDA targets are established for the upcoming fiscal year, the Compensation Committee establishes performance targets connected to the Adjusted EBITDA targets. In assessing performance against the Adjusted EBITDA targets, the Compensation Committee has discretion to consider unforeseen events and make additional one-time adjustments in the event it determines such adjustments are warranted in the circumstances to ensure NEOs are not penalized, or do not receive a windfall, for events outside of their control, including changes in foreign exchange rates or other one-time, non-recurring items, certain unbudgeted items or to take into account significant achievements that may be unrelated to Adjusted EBITDA performance.

The annual incentive pay-outs can increase or decrease, compared to the target bonus applicable to each NEO (either 45% or 100% of base salary, in either case the “Target Bonus,”), depending on the level of achievement as determined by the Compensation Committee with respect to the Adjusted EBITDA targets for the fiscal year. The key metrics followed by Telesat in 2021 were:

Adjusted EBITDA(1) Performance	Annual Incentive Award
<95% of target amount	Nil
95% of target amount	50% of Target Award
97.5% of target amount	75% of Target Award
100% of target amount	100% of Target Award
102.5% of target amount	150% of Target Award
≥105% of target amount	200% of Target Award
Actual performance: 104.910% of target amount	Actual incentive awards Actual incentive awards equal 198% of Target

Notes:

(1)	Adjusted EBITDA is a non-IFRS financial measure. For more information on the Company’s use of non-IFRS financial measures and a reconciliation to the most closely comparable IFRS measure, see “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Non-IFRS Measures” in the Company’s 2021 Annual Information Form on Form 20-F available on SEDAR at www.sedar.com.

For 2021, award opportunities, pay-out ranges and actual awards as a percentage of each NEO’s base salary were as follows:

Named Executive Officer	2021 Salary Level	2021 AIP Target (% of Base Salary)	Payout Range (% of Target)	Target Award ($)	Actual Award ($)
Daniel S. Goldberg President and Chief Executive Officer	$1,326,510	100%	100-200% (1)	$1,326,510	$2,629,143
Andrew Browne Chief Financial Officer	$698,775	100%	0-200%	$698,775	$1,384,823
Michael Schwartz Senior Vice President, Corporate & Business Development	$682,517	100%	0-200%	$682,517	$1,352,749
Erwin Hudson(2) Vice President, Telesat Lightspeed System Development	$442,119	45%	0-200%	$198,954	$404,040
David Wendling Chief Technical Officer	$400,000	45%	0-200%	$180,000	$356,760

Notes:

(1)	Pursuant to his employment agreement executed in 2008, Mr. Goldberg is entitled to a minimum bonus equal to 100% of his base salary

(2)	Mr. Hudson was paid in USD and converted to Canadian dollars based on an exchange rate of C$1.26750 to US$1.00. All other NEOs were paid in Canadian dollars.

For 2021, the Board approved EBITDA target was $587.4 million, which is based on exchange rates of USD/CAD = 1.30 and BRL/CAD = 0.25. Actual performance was $603.3 million.

In assessing performance against the 2021 Adjusted EBITDA target, the committee made adjustments for: foreign exchange rate changes to reflect the actual fluctuation in exchange rates for the year; fees and expenses related to the Transaction; Loral expenses, including payments to Loral under a services agreement that was in effect prior to the Transaction; certain expenses associated with the repurposing of C-band spectrum; to reduce unexpected revenue related to unbudgeted satellite services provided to another satellite operator and unexpected revenue received from a customer which had been classified as bad debt in a prior period; and to eliminate expense savings associated with delays in the Telesat Lightspeed program.

We currently make annual incentive award payments in cash and anticipate continuing to do so in the future.

CEO Transaction Award

In accordance with the terms of Mr. Goldberg’s bonus agreement entered into in 2013, upon completion of the Transaction, Mr. Goldberg received a one-time cash award of $5,000,000 to reflect the significant role he played in consummating the Transaction.

Long-Term Incentives

Types of Awards under Historic Plans

Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation), adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”), a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”) and in April 2021 adopted an RSU Plan (the “RSU Plan” and together with the 2008 Telesat Plan and the 2013 Plan, the “Historic Plans”). Types of awards under the Historic Plans included Telesat Options, Telesat Stock Appreciation Rights and Telesat Restricted Share Units (“RSUs”), as discussed below.

Telesat Options

The Historic Plans provided that, unless otherwise specified in the grant agreement or employment agreement of a participant, the Telesat Options granted to any participant would vest as to 20% each year over five years. No Telesat Options were granted to NEOs in 2021, and prior to the Transaction all vested and unvested stock options issued after 2009 (except 445,662 underwater option awards with a strike price of $58.52 that our CEO retained) and outstanding with respect to each NEO, were cancelled for nominal value, since the awards had no value and were no longer an effective retention vehicle.

The exercise price of any Telesat Option granted under the Historic Plans was fixed by the board of directors of Telesat Canada (the “Telesat Canada Board”) when Telesat Options were granted, at not less than fair market value. The Historic Plans provide that a Telesat Option will be exercisable during a period established by the Telesat Canada Board which would commence on the date of the grant and terminate no later than 10 years after the date of the granting of the option or such shorter period as the Telesat Canada Board may determine. However, in 2018 the Telesat Canada Board and Telesat Canada Compensation Committee determined it would be in the best interests of Telesat to extend the expiry date of Telesat Options issued under the 2008 Telesat Plan by five years. The result is that these Telesat Options expire between 2023 and 2025.

Telesat Stock Appreciation Rights

The Historic Plans also provided for the issue of tandem share appreciation rights (referred to as “Telesat Tandem SARs”) which may be granted in connection with Telesat Options granted under the Historic Plans, at or after the time of grant of such Telesat Options. Telesat Tandem SARs entitle the recipient to surrender to Telesat, unexercised, the right to subscribe for Non-Voting Participating Preferred Shares pursuant to the related Telesat Option and to receive from Telesat Canada cash or Non-Voting Participating Preferred Shares in an amount equal to the excess of the market value of a Telesat Option over the exercise price under the related Telesat Option, net of any applicable withholding taxes and other required source deductions. Telesat Tandem SARs were only awarded to certain executive officers and no further Telesat Tandem SARs will be granted under the Historic Plans.

As of December 31, 2021, the Telesat Canada Board and Telesat Compensation Committee have awarded Telesat Tandem SARs only to certain executive officers of Telesat. In connection with the completion of the Transaction, no further Telesat Tandem SARs will be granted under the Historic Plans.

Telesat Restricted Share Units

A Telesat Canada restricted share unit (a “Telesat RSU”) entitled the recipient to receive Non-Voting Participating Preferred Shares of Telesat Canada, which were convertible at the discretion of the holder into Telesat Common Shares, cash or other property equal in value to of the Telesat Common Shares.

In connection with the completion of the Transaction, each holder of Telesat Options, Telesat Tandem SARs and Telesat RSUs under the Historic Plans was provided with the choice to enter into an exchange agreement with Telesat Corporation in respect of his or her Telesat Options, Telesat Tandem SARs and Telesat RSUs (the “Optionholder Exchange Agreements”). Under the Optionholder Exchange Agreements, each holder of the Telesat Options, Telesat Tandem SARs and Telesat RSUs had the right to exchange his or her Telesat Options, Telesat Tandem SARs and Telesat RSUs for corresponding options, restricted share units and tandem share appreciation rights, as applicable, of Telesat Corporation. The corresponding incentive securities have similar vesting terms as the Telesat Options, Telesat Tandem SARs and Telesat RSUs, however, the number of underlying Telesat Public Shares and exercise prices, as applicable, were adjusted to take into consideration the Telesat-to-Telesat Corporation Exchange Ratio. In connection with the completion of the Transaction certain necessary modifications and amendments were made to the Historic Plans and RSU Plan to meet the requirements of the NASDAQ and TSX, including amendments to (i) give effect to the changes in our corporate structure contemplated by the Transaction; and (ii) include provisions and restrictions relating to amendment of the Historic Plans or outstanding awards thereunder.

2021 Awards

In April 2021, pursuant to the RSU Plan, the Compensation Committee granted to each NEO time-based RSUs that vest one third each year over three years, provided that, for certain RSUs granted to our CEO, such vesting is conditional upon applicable performance criteria being met. Under the plan, each NEO will receive Telesat Non-Voting Participating Preferred Shares for issuance upon vesting of the Telesat RSUs awarded under the plan. Upon completion of the Transaction, the Telesat RSUs were converted into Telesat Corporation RSUs. No further RSUs will be granted under the RSU Plan.

Prior to the Transaction, all other vested and unvested equity issued after 2009 and outstanding with respect to each NEO (except 445,662 underwater options awarded in 2013 with a strike price of $58.52 that the Board determined would be retained by our CEO), were cancelled for nominal value since the awards had no value and were no longer an effective retention vehicle. Accordingly, the 2021 RSU Awards below reflect substantially all of the issued and outstanding equity granted to our NEOs after 2013.

	2021 Telesat RSU Awards
Named Executive Officer	Vesting	Pre- conversion (#)	Post- conversion (#)	Reported Value ($)(1)	Current Value ($)(2)
Daniel S. Goldberg President and Chief Executive Officer	Time-based	1,750,000	723,800	$45,395,000	$12,015,080
	Time and Performance-based(3)	300,000	124,080	$7,782,000	$2,059,728
Andrew Browne Chief Financial Officer	Time-based	300,000	124,080	$7,782,000	$2,059,728
Michael Schwartz Senior Vice President, Corporate & Business Development	Time-based	355,000	146,828	$9,208,700	$2,437,345
Erwin Hudson* Vice President, Telesat Lightspeed System Development	Time-based	105,000	43,428	$2,723,700	$720,905
David Wendling Chief Technical Officer	Time-based	150,000	62,040	$3,891,000	$1,029,864

Notes:

(1)	The “Reported Value” value attributed to the RSU awards reflects the amount shown in the Summary Compensation Table below and reported in our 2021 Annual Information Form on Form 20-F. See “2021 Time-based Telesat RSU Award Valuation” below.

(2)	The “Current Value” is based on the Telesat Corporation closing stock price of $16.60 on the TSX as of April 19, 2022.

(3)	The performance criteria require that the value of a Telesat share reach US$65.28 on or before November 19, 2025. Unless the performance criteria are met, these time and performance-based RSUs will not vest and will have no value.

2021 Telesat RSU Award Valuations

The Reported Value attributed to the Telesat RSU Awards is derived from observable transactions of Telesat Canada equity (pre-conversion to Telesat Corporation equity) which took place at or about the time of grant at a value of $25.94 (the equivalent of $62.72 per Telesat Corporation Share), multiplied by the number of Telesat RSUs granted. This differs from the value used to expense these share-based awards under IFRS 2 — Share based payment (accounting fair value). The value used to expense these options under IFRS 2 was derived from a valuation based on discounted projected future cash flows of Telesat’s GEO business and planned Telesat Lightspeed constellation, as at April 20, 2021, conducted by an independent third party engaged by Telesat during the fourth quarter of 2021. That independent third-party evaluation implied a fair value of a Telesat Canada share at the time of grant of $45.24, which is the equivalent of $109.38 per Telesat Corporation share.

Accordingly, for expense purposes, the value of the share-based awards with time-based vesting criteria was calculated based on a value of $109.38 per Telesat Corporation Share, and the value of the share-based awards with performance-based vesting criteria was calculated based on a value of $66.10 Telesat Corporation Share (discounted from $109.38 to reflect the potential that the performance criteria may not be met and the awards would therefore not vest).

The accounting value substantially exceeds the value of the observable transactions at or about the time of grant as well as the value of $16.60 per Class A Common Share and Class B Variable Voting Share, which was the closing price on the TSX on April 19, 2022.

CEO Awards in 2021

As noted above, in April 2021, the Compensation Committee granted to our CEO, Mr. Goldberg, 1,750,000 time-based Telesat RSUs (723,800 post-conversion following completion of the Transaction) that vest one third each year over three years, and 300,000 performance-based Telesat RSUs (124,080 post-conversion following completion of the Transaction) with vesting tied to achieving a minimum share price over a certain period of time. These awards were granted to assist in retaining Mr. Goldberg throughout our conversion to a public company and to ensure his interests were aligned with those of our Shareholders going forward. They were also considered prudent given his prior Telesat Stock Option awards had no value and were no longer effective for retention.

Mr. Goldberg has been at the helm of one of the world’s largest and most innovative satellite operators since 2006 and Telesat relies on his unique experience and technical and commercial knowledge about all aspects of the satellite service business. During his 16-year tenure, the Company achieved many operational milestones that have prepared the Company to serve the needs of its customers in the telecom, government, maritime and aeronautical industries. Mr. Goldberg is one of the longest-serving chief executives at a major global satellite communications company. His knowledge of the global telecommunications industry and leadership are critical to the continuing success of the Company.

In 2021, despite modestly lower year-over-year revenues and Adjusted EBITDA1, as has been the case across the sector, Telesat continued to generate strong cash flows, ending the year with over $1.4 billion in cash. We also continued to deliver industry-leading Adjusted EBITDA margins2 with high capacity utilization and have a substantial contractual backlog of $2.1 billion, providing high visibility into our future cash flows. We also achieved the following significant operational milestones:

•	Transitioned to a public company and began trading on Nasdaq and the TSX, which included complying with public company regulations and adjusting our key corporate priorities.

•	Closed transaction with Loral and PSP Investments, in which Loral’s stockholders and Telesat Canada’s other equityholders exchanged their interests for equity in Telesat’s new public holding structure.

•	Made significant progress on our revolutionary Telesat Lightspeed constellation, including announcing $1.44 billion and $400 million of investments in the project to be made by the Government of Canada and the Government of Quebec, respectively, and made strong progress on the advanced technologies and systems underpinning the constellation.

•	Concluded an agreement with the Government of Ontario to use Telesat Lightspeed to help bridge the Digital Divide, which, along with our Government of Canada agreement previously announced, contributes to the over $750 million in contractual backlog we had in place for Telesat Lightspeed at the end of 2021.

The Company is now focused on completing the financing of Telesat Lightspeed and commencing the full-scale construction of the program. Telesat Lightspeed will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds.

1 Adjusted EBITDA is a non-IFRS financial measure. For more information on the Company’s use of non-IFRS financial measures and a reconciliation to the most closely comparable IFRS measure, see “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Non-IFRS Measures” in the Company’s 2021 Annual Information Form on Form 20-F available on SEDAR at www.sedar.com.

2 Adjusted EBITDA Margin is a non-IFRS financial measure. For more information on the Company’s use of non-IFRS financial measures and a reconciliation to the most closely comparable IFRS measure, see “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Non-IFRS Measures” in the Company’s 2021 Annual Information Form on Form 20-F available on SEDAR at www.sedar.com.

Omnibus Long-Term Incentive Plan

In connection with becoming a public company, we adopted a new long-term equity incentive plan (the “Omnibus Plan”) to allow for a variety of equity based awards that provide different types of incentives to be granted to certain of our directors, executive officers, and employees (including options (“Telesat Corporation Options”), performance share units (“Telesat Corporation PSUs”), restricted share units (“Telesat Corporation RSUs”) and deferred share units (“Telesat Corporation DSUs”)). Telesat Corporation Options, Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs are collectively referred to herein as “Awards”. Each Award will represent the right to receive Telesat Public Shares or, in the case of Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs, Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan. The following discussion is qualified in its entirety by the text of the Omnibus Plan, which is available on SEDAR at www.sedar.com.

Under the Omnibus Plan, the Board, or an authorized Board committee, may grant Awards to eligible participants, as applicable. Participation in the Omnibus Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. As at December 31, 2021 there were no equity awards issued and outstanding under the Omnibus Plan. As at the date of this filing, there were 84,040 equity awards issued and outstanding under the Omnibus Plan.

Telesat Corporation Options

A Telesat Corporation Option is exercisable during a period established by the Board which begins on the date of the grant and ends no later than 10 years after the date of the granting of the Telesat Corporation Option or such shorter period as the Telesat Corporation Board may determine. The minimum exercise price of a Telesat Corporation Option is determined based on the closing price of the Telesat Public Shares on the last trading day before the date such option is granted. The Omnibus Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period. In these cases, the extended exercise period terminates 10 business days after the last day of the black-out period. To facilitate the payment of the exercise price of the options, the Omnibus Plan has a cashless exercise feature under which a participant may elect to undertake either a broker assisted “cashless exercise” or an “option surrender” as set out in the Omnibus Plan, and including the consent of the Board, where required. As at December 31, 2021, and as of the date of this filing, there were no Telesat Corporation Options issued and outstanding under the Omnibus Plan.

Telesat Corporation RSUs, PSUs, and DSUs

The terms and conditions of grants of Telesat Corporation RSUs, Telesat Corporation PSUs and Telesat Corporation DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, termination provisions, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement. As at December 31, 2021 there were no RSUs, PSUs or DSUs issued and outstanding under the Omnibus Plan. As at the date of this filing, there were 84,040 equity awards issued and outstanding under the Omnibus Plan.

2022 Long-term Incentive Awards

The Compensation Committee retained Mercer to advise on the design of the 2022 long-term incentive awards and conduct a market compensation review to validate long term incentive (“LTI”) award values for the NEOs and other senior executives. Mercer considered LTI awards at similarly-sized Canadian and US peers in the Aerospace & Defence, Telecommunications and High Tech/Software industries, considering Telesat’s size based on revenues and market capitalization. Grants to the NEOs in 2022 will be awarded under the Omnibus Plan and will include RSUs (weighted 45%), Stock Options (weighted 27.5%) and PSUs (weighted 27.5%). RSUs and Stock Options will vest rateably over three years with one-third vesting at the end of each year. PSUs will cliff vest at the end of the three-year term based on meeting key milestones. The modified LTI awards are designed to enhance the performance-based nature of the equity awards to further align executives’ interests with the experience of shareholders.

Defined Benefit and Supplemental Retirement Plans for Designated Employees

We sponsor two non-contributory defined benefit pension arrangements for our executives: (i) the “Pension Plan for Designated Employees of Telesat Canada,” which is a registered pension plan as defined in the Income Tax Act; and (ii) a supplemental employee retirement pension that covers pension benefits in excess of the tax limits imposed on the registered pension plan.

Both pension programs provide for an annual pension based on service and final average earnings, and include survivor benefits. The pension can commence without reduction as early as age 60 or 35 years of service. Earlier retirement is possible with a reduction of ¼% for each month before the unreduced retirement date. Pensions are indexed to 50% of the consumer price index for each year.

Perquisites and Other Benefits

The Company does not provide significant perquisites to the NEOs but they do receive medical insurance coverage, relocation payments, as applicable, and in the case of our CEO, as discussed in the Employment Agreement section below, tax equalization payments. For certain NEOs, we provide US health insurance coverage.

Compensation Risk Oversight

As part of the review of the compensation paid to our executives, the Board and Compensation Committee consider the potential risks associated with the structure and design of our various compensation plans. Our compensation programs do not encourage excessive or unnecessary risk-taking behavior. Overall, we found that there were no significant risks arising from our executive compensation programs that were reasonably likely to have a material adverse effect on Telesat.

Historically, our NEOs were awarded Telesat Options and, in certain cases, Telesat Tandem SARs with vesting schedules that were aligned with mid and long-term decision making, which discourages excessive risk taking for short-term gains and aligns our NEOs’ interests with those of our shareholders. As a public company, the Board and Compensation Committee will continue to work with our compensation consultant to enhance our compensation program by considering additional measures designed to discourage excessive risk taking and promote long-term thinking.

Insider Trading and Hedging Policy

We adopted a customary insider trading policy upon completion of the Transaction, which, among other things, prohibits our executive officers and directors from purchasing financial instruments that are designed to hedge or offset any decrease in market value of Telesat Corporation’s equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Stock Ownership Guidelines

In 2022, The Board will adopt stock ownership guidelines that require executives and directors to acquire and hold a certain amount of Company shares to align their interests with those of shareholders.

Clawback Policy

In 2022, the Board will adopt a policy to recoup or claw back incentive compensation under appropriate circumstances.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to our NEOs in the three most recently completed fiscal years. All equity-based compensation reflects awards under the Historic Plans which were converted into Telesat Corporation awards upon completion of the Transaction. Under the Historic Plans equity grants were made periodically (generally every 5 years) and not annually. The 2021 Share-based Awards below reflects substantially all of the issued and outstanding equity granted to our NEOs after 2013.

The value of the Share-based Awards has been calculated using a value of $62.72 per Telesat Corporation Share, based upon observable transactions of Telesat Canada equity which took place at or about the time of grant, as converted from Telesat Canada equity into Class A Common Shares or Class B Variable Voting Shares pursuant to the Telesat-to-Telesat Corporation Exchange Ratio. The $62.72 per Telesat Corporation Share is substantially greater than the value of a Telesat Corporation Share as currently reflected on the public markets as at April 19, 2022, when the closing price for the Class A Common and Class B Variable Voting Shares was $16.60 on the TSX (US$13.19 on NASDAQ). No compensation related to these Share-based Awards has actually been received by our NEOs. The actual number of Share-based Awards that will vest and the value that will be realized will depend on Telesat Corporation’s future share price as reflected on the TSX and NASDAQ.

					Non- equity Incentive Plan Compensation ($)
Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- Based Awards ($)	Annual incentive plan(3) ($)	Long- term incentive plans ($)	Pension Value(4) ($)	All Other Compensation(5) ($)		Total Compensation ($)
Daniel S. Goldberg,	2021	1,326,510	53,177,000	—	2,629,143	—	1,079,000	5,884,565	(7)	64,096,218
President and Chief Executive Officer(6)	2020	1,300,500	—	—	1,300,500	—	955,000	885,445		4,441,445
	2019	1,275,000	—	—	2,550,000	—	646,000	1,998,365		6,469,365
Andrew Browne,	2021	698,775	7,782,000	—	1,384,823	—	—	98,959	(8)	9,964,557
Chief Financial Officer	2020	709,830	—	—	599,101	—	—	150,561		1,459,492
	2019	23,646(9)	—	—	82,611	—	—	1,017		107,274
Michael Schwartz,	2021	682,517	9,208,700	—	1,352,749	—	552,000	376,209	(10)	12,172,175
Senior Vice President, Corporate & Business Development	2020	669,134	—	—	585,225	—	488,000	387,163		2,129,522
	2019	656,014	—	—	1,312,028	—	417,000	382,063		2,767,105
Erwin Hudson,	2021	442,119	2,723,700	—	404,040	—	160,000	112,650	(11)	3,842,510
Vice President, Telesat Lightspeed System Development	2020	467,095	—	—	227,505	—	139,000	118,701		952,301
	2019	440,745	—	—	397,953	—	127,000	70,623		1,036,321
David Wendling,	2021	400,000	3,891,000	—	356,760	—	178,000	133,180	(12)	4,958,940
Chief Technical Officer	2020	300,000	—	—	168,071	—	138,000	136,871		742,942
	2019	249,481	—	—	224,533	—	119,000	136,830		729,844

Notes:

(1)	Mr. Hudson’s salary was paid in USD and converted to Canadian dollars based on an exchange rate of C$1.26750 to US$1.00. All other NEOs were paid in Canadian dollars. Represents total base salary payable in fiscal year 2021.

(2)	The value attributed to the Share-based Awards is derived from observable transactions of Telesat Canada equity which took place at or about the time of grant at a value the equivalent of $62.72 per Telesat Corporation Share, multiplied by the number of Telesat RSUs granted. This differs from the value used to expense these share-based awards under IFRS 2 — Share based payment (accounting fair value). The value used to expense these options under IFRS 2 was derived from a valuation based on discounted projected future cash flows of Telesat’s GEO business and planned Telesat Lightspeed constellation, as at April 20, 2021, conducted by an independent third party engaged by Telesat during the fourth quarter of 2021. That independent third-party evaluation implied a fair value of a share at the time of grant equivalent to $109.38 per Telesat Corporation Share. Accordingly, for expense purposes the value of the share-based awards with time-based vesting criteria, has been calculated based on a value of $109.38 per Telesat Corporation Share and the value of the share-based awards with time and performance based vesting criteria, has been calculated based on a value of $66.10 per Telesat Corporation Share (discounted from $109.38 to reflect the potential that the performance criteria may not be met and the awards would therefore not vest). The accounting value substantially exceeds the value of the observable transactions at or about the time of grant, as well as the implied value of a Telesat Corporation Share of $45.26 based upon the closing price of Loral shares on the NASDAQ on April 20, 2021. We believe that the observable value of $62.72 per Telesat Corporation Share is a more appropriate measure of these Share-based awards to our NEOs than the accounting fair value under IFRS 2.

(3)	Mr. Hudson was paid in USD and converted to Canadian dollars based on an exchange rate of C$1.26750 to US$1.00. All other NEOs were paid in Canadian dollars. These awards were made by the Telesat Compensation Committee following review of Telesat’s performance for the applicable year in accordance with the methodology set out under “Principal Elements of Compensation — Annual Bonuses.”

(4)	As at December 31, 2021, using target estimated incentive for 2021.

(5)	These amounts include all other compensation paid to an NEO during the course of the year, including medical insurance coverage, special bonuses, perquisites, tax equalization payments and relocation payments, as applicable.

(6)	All compensation paid to Mr. Goldberg is in consideration of his service as President and Chief Executive Officer of Telesat and not as a director of Telesat.
(7)	Includes a going-public transaction bonus payment of $5,000,000 as per Mr. Goldberg’s bonus agreement executed in 2013.
(8)	Includes a one-time relocation payment of $88,296 paid in connection with Mr. Browne’s relocation to Ontario, Canada in 2020 following his acceptance of employment with Telesat.
(9)	Mr. Browne joined Telesat as our Chief Financial Officer in December 2019.
(10)	Includes a cash award of $285,994, pursuant to the special bonus paid in connection with a distribution to shareholders.
(11)	Includes payments of $83,250 under Telesat’s Cigna Medical Plan. Payments made pursuant to this plan are in United States dollars and were converted to Canadian dollars using an average exchange rate between January 2021 and December 2021 of C$1.2562 to US$1.00.
(12)	Includes a cash award of $103,780 pursuant to the special bonus paid in connection with a distribution to shareholders.

Employment Agreements

We have written employment agreements with each of our NEOs and each executive is entitled to receive compensation established by us as well as other benefits in accordance with plans available to the most senior employees of Telesat. NEOs are, however, entitled to extended health benefits that are not otherwise available to other senior employees of Telesat.

Daniel S. Goldberg, President and Chief Executive Officer

Mr. Goldberg’s employment agreement executed in September 2008 provides for base salary, an annual performance bonus, an annual tax gross up payment (that compensates Mr. Goldberg for the higher taxes he is required to pay while residing in Ontario, Canada as compared to the taxes he would pay if he resided in the United States), health benefits, and participation in the Historic Plans and successor plans.

The employment agreement with Mr. Goldberg specifies the amounts or items payable, including severance, to Mr. Goldberg in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Goldberg is conditioned on his execution of a release of claims.

If Mr. Goldberg is terminated without cause or resigns with good reason, Mr. Goldberg will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus for the year in which termination occurs based on the prior year’s bonus, (iv) an amount equal to two and a half times the sum of his base salary and the greater of the minimum bonus set out in the bonus agreement (see below) and his bonus paid in the previous year, (v) a payment for outplacement services and moving expenses up to US$25,000, and (vi) a monthly payment in lieu of continuing medical coverage for 30 months to ensure Mr. Goldberg can maintain equivalent medical coverage to that which was in place on the date of termination.

If Mr. Goldberg is terminated with cause or due to his resignation, Mr. Goldberg will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year. Mr. Goldberg’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.

Mr. Goldberg’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-solicitation and non-competition provisions which are in effect during Mr. Goldberg’s employment and for one year following the termination of his employment.

Mr. Goldberg also has a separate bonus agreement entered into with Telesat in October 2013 that awards a fixed amount in the event of a change of control transaction or certain public offerings of shares in the capital of Telesat (each as defined in, and subject to the terms of, such bonus agreement). In accordance with the terms of the bonus agreement, upon completion of the Transaction, Mr. Goldberg received a one-time cash award of $5,000,000. In the event that a change of control transaction is entered into within 12 months of the completion of the Transaction, and assuming the change of control transaction is consummated and Mr. Goldberg is in compliance with the terms of the bonus agreement, Mr. Goldberg is entitled to a further $5,000,000 cash award.

Andrew Browne, Chief Financial Officer

Mr. Browne’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans and successor plans.

The employment agreement with Mr. Browne specifies the amounts or items payable, including severance, to Mr. Browne in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Browne is conditioned on his execution of a release of claims.

If Mr. Browne is terminated without cause or resigns with good reason, Mr. Browne will be entitled to: (i) his accrued but unpaid base salary, and vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, (iii) any earned but unpaid signing bonus or annual from the previous year, (iv) a prorated bonus based on the prior year’s bonus, (v) an amount equal to two times the sum of his base salary and the greater of his bonus paid for either of the two previous years, (vi) a payment for outplacement services and moving expenses, and (vii) a monthly payment in lieu of continuing medical coverage for 24 months.

If Mr. Browne is terminated with cause or due to his resignation, Mr. Browne will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, and (iii) any earned but unpaid bonus from the previous year.

Mr. Browne’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.

Mr. Browne’s employment agreement also contains customary confidentiality and non-solicitation covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-solicitation and non-competition provisions which are in effect during Mr. Browne’s employment and for one year following the termination of his employment.

Michael Schwartz, Senior Vice President, Corporate and Business Development

Mr. Schwartz’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans and successor plans.

The employment agreement with Mr. Schwartz specifies the amounts or items payable, including severance, to Mr. Schwartz in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Schwartz is conditioned on his execution of a release of claims.

If Mr. Schwartz is terminated without cause or resigns with good reason, Mr. Schwartz will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, (iii) any earned but unpaid bonus from the previous year, (iv) a prorated bonus based on the prior year’s bonus, (v) an amount equal to two times the sum of his base salary plus the greater of his bonus paid for either of the two previous years, (vi) a payment for outplacement services and moving expenses, and (vii) a monthly payment in lieu of continuing medical coverage for 24 months.

If Mr. Schwartz is terminated with cause or due to his resignation, Mr. Schwartz will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, and (iii) any earned but unpaid bonus from the previous year. Mr. Schwartz’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.

Mr. Schwartz’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Schwartz employment and for the one year following the termination of his employment, respectively.

Erwin Hudson, Vice President, Telesat Lightspeed System Development

Mr. Hudson’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans and successor plans.

The employment agreement with Mr. Hudson specifies the amounts or items payable, including severance, to Mr. Hudson in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Hudson is conditioned on his execution of a release of claims.

If Mr. Hudson is terminated without cause or resigns with good reason, Mr. Hudson will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus based on the prior year’s bonus, (iv) for a period of 12 months, monthly payments representing his monthly base salary, his annual bonus divided into monthly payments, based on his average bonus from the previous three years, and monthly expense allowance, and (v) a monthly payment in lieu of continuing group health benefits for 12 months.

If Mr. Hudson is terminated with cause or due to his resignation, Mr. Hudson will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year.

Mr. Hudson’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.

Mr. Hudson’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Hudson employment and for the one year following the termination of his employment, respectively.

David Wendling, Chief Technical Officer

Mr. Wendling’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans and successor plans.

The employment agreement with Mr. Wendling specifies the amounts or items payable, including severance, to Mr. Wendling in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Wendling is conditioned on his execution of a release of claims.

If Mr. Wendling is terminated without cause or resigns with good reason, Mr. Wendling will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus based on the prior year’s bonus, (iv) an amount equal to two times his base salary plus his bonus, based on his average bonus for the three previous years, and his monthly expense allowance for 24 months, (v) a monthly payment in lieu of continuing group health benefits for 24 months; and (vi) payment for outplacement services.

If Mr. Wendling is terminated with cause or resigns for good reason, Mr. Wendling will be entitled to: his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year.

Mr. Wendling’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.

Mr. Wendling’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Wendling employment and for one year following the termination of his employment.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2021:

	Option-based Awards					Shared-based Awards
Name and Principal Position	Number of Common Shares underlying unexercised options(1)		Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares that have not vested	Market or payout value of share- based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel S. Goldberg President and Chief Executive Officer	445,662		58.52	4-Apr-23	—	847,880	31,151,111	1,013,032
Andrew Browne Chief Financial Officer	—		—	—	—	124,080	4,558,699	—
Michael Schwartz Senior Vice President, Corporate & Business Development	—		—	—	—	146,828	5,394,461	—
Erwin Hudson Vice President, Telesat Lightspeed System Development	—		—	—	—	43,428	1,595,545	—
David Wendling Chief Technical Officer	71,954	(2)	26.77	30-Aug-23	2,643,590	62,040	2,279,350	—

Notes:

(1)	Based on the closing share price per the TSX as of December 31, 2021, which was $36.74.
(2)	Mr. Wendling’s option awards were granted prior to 2009 and remain outstanding.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended December 31, 2021:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non- equity incentive plan compensation – Value earned during the year ($)
Daniel S. Goldberg, President and Chief Executive Officer	—	1,729,342	—
Andrew Browne, Chief Financial Officer	—	—	—
Michael Schwartz, Senior Vice President, Corporate & Business Development	—	—	—
Erwin Hudson, Vice President, Telesat Lightspeed System Development	—	—	—
David Wendling, Chief Technical Officer	—	—	—

Defined Benefits Plan Table

Telesat maintains a defined benefit pension plan for certain of its employees, including the NEOs. Benefits under this defined benefit plan are based on the employee’s years of service and the plan’s benefit formula.

Benefits under the defined benefit pension plan are calculated by adding (i) ¼% of the three-year average of the annual maximum pensionable earnings (which was $61,600 for 2021); and (ii) 2.0% of the three-year average earnings in excess of the annual maximum pensionable earnings. For the purposes of this formula, earnings include the annual salary and 75% of the lesser of actual or target performance inventive for the specific year.

In respect of the NEOs, below is a table related to Telesat’s defined benefit plan:

		Annual benefits payable ($)
Name and Principal Position	Number of years of credited service(1) (#)	At year end(1)	At age 65	Closing present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change(2) ($)	Opening present value of defined benefit obligation(3) ($)
Daniel S. Goldberg, President and Chief Executive Officer	15.3	690,000	1,067,000	16,031,000	1,079,000	(1,339,000)	15,771,000
Andrew Browne, Chief Financial Officer	2.1	42,000	42,000	503,000	—	(22,000)	481,000
Michael Schwartz, Senior Vice President, Corporate & Business Development	9.9	225,000	397,000	4,378,000	552,000	(397,000)	4,533,000
Erwin Hudson, Vice President, Telesat Lightspeed System Development	4.6	54,000	54,000	922,000	160,000	(121,000)	961,000
David Wendling, Chief Technical Officer	29.3	237,000	284,000	5,210,000	178,000	(372,000)	5,016,000

Notes:

(1)	As at December 31, 2021.

(2)	Non-compensatory changes include interest on liabilities and impact of any assumption changes. The values shown are estimated based on assumptions and represent entitlements that may change over time.

Termination and Change of Control Benefits

The following table describes the impact of certain events upon the rights of holders of Telesat Corporation Options under the Omnibus Plan, including termination for cause, resignation, retirement and termination other than for cause, and death or long-term disability, subject to the terms of a participant’s employment agreement and grant agreement or as otherwise determined by the Telesat Corporation Board in its sole discretion:

Event	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested options.
Resignation, retirement and termination other than for cause	Forfeiture of all unvested options and expiry of vested options the earlier of the original expiry date and 90 days after resignation, retirement or termination.
Long-term disability	Forfeiture of all unvested options and expiry of vested options the earlier of the original expiry date and 12 months after date of death or long-term disability.
Death	Continued vesting of unvested options for a period of 12 months and expiry of vested options, including those that vest during such 12 month period, the earlier of the original expiry date and 12 months after date of death or long-term disability.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment and other agreements upon the occurrence of certain events, if such events had occurred on December 31, 2021.

Name and Principal Position	Event	Severance(1) ($)	Acceleration of equity- based awards(2) ($)		Other Payments ($)	Total ($)
Daniel S. Goldberg President and Chief Executive Officer	Termination without cause or resignation with good reason	9,259,560	32,164,143	(3)	300,083	41,723,786
Andrew Browne Chief Financial Officer	Termination without cause or resignation with good reason	4,151,209	4,558,699		337,490	9,047,398
Michael Schwartz Senior Vice President, Corporate & Business Development	Termination without cause or resignation with good reason	4,054,686	5,394,461		304,831	9,753,978
Erwin Hudson Vice President, Telesat Lightspeed System Development	Termination without cause or resignation with good reason	978,949	1,595,545		50,147	2,624,641
David Wendling Chief Technical Officer	Termination without cause or resignation with good reason	1,423,752	2,279,350		29,000	3,732,102

Notes:

(1)	Severance payments are calculated based on the base salary and most recent annual bonus we paid to our NEOs.

(2)	The value of equity-based awards was determined based upon the closing share price of the Class A Common and Class B Variable Voting Shares on the TSX on December 31, 2021, which was $36.74.

(3)	The value includes 27,573 Telesat Corporation RSUs, with a value on December 31, 2021 of $1,013,032, which were settled on March 10, 2022.

DIRECTOR COMPENSATION

Telesat has implemented a director compensation program that attracts and retains global talent to serve on the Board, taking into account the risks and responsibilities of being an effective director. Our objective regarding director compensation is to follow the best practices with respect to retainers and the format and weighting of the cash and equity components of compensation, and the implementation of share ownership guidelines. We believe the selected approaches have helped attract, and will help to attract and retain, strong members for the Board who will be able to fulfil their fiduciary responsibilities without competing interests. The Board, through the Nominating Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements.

Following best practice, Telesat does not offer a meeting fee for directors. The total non-executive director retainer is deemed to be full payment for the role of director. The exception to this approach would be in the event of a merger or acquisition, or other special circumstance that required more meetings than are typically required, in which case a “special” fee may be granted. Also, an additional retainer premium is provided to the chair and each of the members of the Audit Committee, the Compensation Committee and Nominating Committee, as well as the lead director, to the extent one is appointed, to reflect the additional time commitment, level of responsibility and skills required in such role.

The fee schedule for Telesat’s non-executive directors is as follows:

Type of Fee	Position	Amount(1)
Board Retainer	Board Member	$75,000
		$100,000 Telesat Corporation DSU Award(2)
Committee Retainer	Audit Committee Chair	$25,000
	Audit Committee Member	$10,000
	Compensation Committee Chair	$15,000
	Compensation Committee Member	$7,500
	Nominating Committee Chair	$15,000
	Nominating Committee Member	$7,500
	Lead Director	N/A
Meeting Fees	Board and Committee Meetings	Nil

Notes:

(1)	All fees are paid in cash unless otherwise noted.

(2)	Represents the portion of the directors’ annual retainer initially taken as Telesat Corporation DSUs. Any non-executive director may elect to receive up to 100% of their annual retainer in the form of DSUs in lieu of cash. All DSU awards are payable upon cessation of membership on the Board.

All directors are entitled to be reimbursed for expenses reasonably incurred by them in their capacity as directors.

The table below shows compensation earned by directors for the period from November 19, 2021 through December 31, 2021.

Name	Fees earned ($)	Share- based Awards ($)	Option- Based Awards ($)	Non-equity incentive plan compensation ($)	Pension Value(4) ($)	All Other Compensation ($)	Total ($)
Ms. Mélanie Bernier(1)	9,719	11,781	N/A	N/A	N/A	N/A	21,500
Mr. Michael Boychuk	11,781	11,781	N/A	N/A	N/A	N/A	23,562
Mr. Jason A. Caloras	8,836	11,781	N/A	N/A	N/A	N/A	20,617
Ms. Jane Craighead	12,664	11,781	N/A	N/A	N/A	N/A	24,445
Mr. Richard Fadden	9,719	11,781	N/A	N/A	N/A	N/A	21,500
Mr. Daniel Goldberg(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Henry Intven	11,486	11,781	N/A	N/A	N/A	N/A	23,267
Dr. Mark H. Rachesky	10,603	11,781	N/A	N/A	N/A	N/A	22,384
Mr. Guthrie Stewart	9,719	11,781	N/A	N/A	N/A	N/A	21,500
Mr. Michael B. Targoff	8,836	11,781	N/A	N/A	N/A	N/A	20,617

Notes:

(1)	While Ms. Bernier is entitled to Telesat Corporation DSUs and director fees as compensation for serving as a director, in accordance with PSP Investments policy, PSP Investments’ nominees on the Board who are employees of PSP Investments are not eligible to receive Telesat Corporation DSUs or director fees.
(2)	Mr. Goldberg is the Chief Executive Officer of Telesat and receives no compensation in his capacity as a director of Telesat.

Outstanding Share-Based Awards

The following table sets out information concerning the share-based awards granted to our directors outstanding as at December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of Common Shares underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares that have not vested	Market or payout value of share- based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ms. Mélanie Bernier	N/A	N/A	N/A	N/A	—	—	—
Mr. Michael Boychuk	N/A	N/A	N/A	N/A	—	—	—
Mr. Jason A. Caloras	N/A	N/A	N/A	N/A	—	—	—
Ms. Jane Craighead	N/A	N/A	N/A	N/A	—	—	—
Mr. Richard Fadden	N/A	N/A	N/A	N/A	—	—	—
Mr. Daniel Goldberg	N/A	N/A	N/A	N/A	—	—	—
Mr. Henry Intven	N/A	N/A	N/A	N/A	—	—	—
Dr. Mark H. Rachesky	N/A	N/A	N/A	N/A	—	—	—
Mr. Guthrie Stewart	N/A	N/A	N/A	N/A	—	—	—
Mr. Michael B. Targoff	N/A	N/A	N/A	N/A	—	—	—

Director Share Ownership Guidelines

We have implemented director share ownership guidelines for directors to further align the interests of such directors with those of our Shareholders. The ownership guidelines establish minimum equity ownership levels for each of our directors based on a multiple of their annual Board retainer. Such directors are expected to meet the prescribed ownership levels within five years of the later of (i) completion of the Transaction and (ii) the date of their appointment to the Board. Common Shares and the value of DSUs and any other equity-based awards will be included in determining an individual’s equity ownership value. The ownership guideline for these directors is 3x their annual Board cash retainer.

Details of the Omnibus Long-Term Incentive Plan

The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The Omnibus Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of our shares, share split or consolidation, distribution, merger, arrangement or amalgamation, in the Telesat Public Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Omnibus Plan.

The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan is 2,972,816 Telesat Public Shares, which represents 6% of the estimated aggregate number of Telesat Corporation Shares issued and outstanding upon completion of the Transaction, on a diluted basis assuming the exchange of all Exchangeable Units into Telesat Corporation Shares (not including any awards outstanding under the Historic Plans). For the purposes of calculating the maximum number of Telesat Public Shares reserved for issuance under the Omnibus Plan and the Historic Plans, any issuance from treasury by Telesat that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Telesat shall not be included. All of the Telesat Public Shares covered by Awards that are exercised or settled in cash or cancelled or terminated will again become available Telesat Public Shares for the purposes of Awards that may be subsequently granted under the Omnibus Plan.

The maximum number of Telesat Public Shares that are: (i) issued to insiders of Telesat within any one-year period; or (ii) issuable to insiders of Telesat at any time, in each case, under the Omnibus Plan alone, or when combined with all of Telesat’s other security-based compensation arrangements cannot exceed 10% of the aggregate number of Telesat Corporation Shares issued and outstanding from time to time, on a diluted basis assuming the exchange of all Exchangeable Units into Telesat Corporation Shares.

In connection with a change of control event of Telesat , the Board may take such action as the Board in its sole discretion considers appropriate in the circumstances, including, without limitation, (i) changing the vesting or manner of settlement of any Award, (ii) changing the expiry date or term of any Award, (iii) providing for the substitution or replacement of Awards, including with awards of the surviving entity, or (vi) providing for the cancellation of Awards, provided that all Awards to be so cancelled will first vest and become exercisable prior to such change of control event in accordance with the provisions of the Omnibus Plan.

The Board may, in its sole discretion, suspend or terminate the Omnibus Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Omnibus Plan or of any Award granted under the Omnibus Plan and any grant agreement relating thereto, subject to compliance with applicable law and any required shareholder, regulatory and/or NASDAQ, and, if applicable the TSX, approval, provided that any such amendment or revision may not materially adversely affect the rights of a participant under the Omnibus Plan without such participant’s consent.

Pursuant to the terms of the Omnibus Plan, shareholder approval shall not be required for the following amendments, and the Board may make any amendments to the Omnibus Plan or to any Awards from time to time which may include but are not limited to:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of Awards;

•	any amendment regarding the effect of termination of a participant’s employment, engagement, contract or office;

•	any amendment which accelerates the date on which any Award may be exercised under the Omnibus Plan;

•	any amendment to the definition of persons eligible to be participants under the Omnibus Plan;

•	any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance, or clawback and any amendment to a cash-settled award, financial assistance, dividend equivalent or clawback provision which is adopted;

•	any amendment necessary to comply with applicable law or the requirements of the NASDAQ, and, if applicable the TSX, or any other regulatory body;

•	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend certain definitions in the Omnibus Plan;

•	any amendment regarding the administration of the Omnibus Plan; and

•	any other amendment that does not require the approval of shareholders pursuant to the amendment provisions of the Omnibus Plan, provided that the alteration, amendment or variance does not: (i) increase the maximum number of Telesat Public Shares issuable under the Omnibus Plan, other than an adjustment pursuant to a change in capitalization; (ii) reduce the exercise price or purchase price, as applicable, of Awards; (iii) extend the expiration date of an Award benefitting an insider, except in the case of an extension due to a black-out period; (iv) remove or exceed the insider participation limits; (v) permit the transferability or assignability of Awards, except as otherwise provided in the Omnibus Plan; or (vi) amend the amendment provisions of the Omnibus Plan.

Burn Rate

As we did not issue any equity awards under our Omnibus Plan between the completion of the Transaction and December 31, 2021, the annual burn rate for the Omnibus Plan expressed as a percentage and calculated by dividing the number of equity awards granted during the financial year by the weighted average number of Telesat Corporation Shares and Exchangeable Units outstanding for the financial year, is zero. The burn rate set forth below does not contemplate any awards made between January 1, 2022, and the date of this Information Circular.

Burn rate	2021 (%)
Number of equity awards granted / Basic weighted average number of Telesat Corporation Shares and Exchangeable Units outstanding at year end	0 / 49,546,940 = 0%

Equity Interests Subject to the Historic Plans

The 2008 Telesat Plan reserved a certain number of Telesat Non-Voting Participating Preferred Shares for issuance upon due exercise of Telesat Options. The 738,667 Telesat Options issued and outstanding immediately prior to the completion of the Transaction were converted into 305,499 Telesat Corporation Options, of which 305,499 remain issued outstanding. No further Telesat Options will be granted under the 2008 Telesat Plan.

The 2013 Telesat Plan reserved a certain number of Telesat Non-Voting Participating Preferred Shares for issuance upon due exercise of Telesat Options. The 1,446,797 Telesat Options issued and outstanding immediately prior to the completion of the Transaction were converted into 595,290 Telesat Corporation Options, of which 595,290 remain issued outstanding. No further Telesat Options will be granted under the 2013 Telesat Plan.

The RSU Plan reserved a certain number of Telesat Non-Voting Participating Preferred Shares for issuance upon vesting of the Telesat RSUs awarded under the plan. The 3,530,000 Telesat RSUs issued and outstanding under the RSU Plan (of which nil have vested) immediately prior to the completion of the Transaction were converted into 1,460,008 Telesat Corporation RSUs, of which 1,460,008 remain issued and outstanding. No further RSUs will be granted under the RSU Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the proposed directors or executive officers of the Company are indebted to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows information, as at December 31, 2021, on the equity compensation plans under which shares are authorized for issuance.

Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Historical plans	900,789 stock options	$48.77	—

		1,487,581 restricted share units	—	—
	Omnibus Long Term Incentive Plan	—	—	2,972,816
Equity compensation plans not approved by securityholders		—	—	—
Total		2,388,370	$48.77	2,972,816

For more information on the material features of our equity-based compensation plans, see “Equity Interests Subject to the Historic Plans” and “Omnibus Long Term Incentive Plan” above.

STATEMENT OF GOVERNANCE PRACTICES

Capitalized terms note otherwise defined in this Statement of Governance Practices have the meanings ascribed to such term in the “Glossary” attached to this Information Circular at Appendix A.

Composition of the Telesat Corporation Board of Directors

Under the Telesat Corporation Articles and the Investor Rights Agreements, for so long as either PSP Investments or MHR (or, if applicable, a person to whom PSP Investments or MHR has delegated its right to designate directors to the Telesat Corporation Board under the Telesat Corporation Articles), is a 5% Holder, the Telesat Corporation Board will consist of ten directors, unless a change to the number of directors of the Telesat Corporation Board is approved by a majority of the Specially Designated Directors then in office (in addition to being approved by PSP Investments or MHR as required under their respective Investor Rights Agreements and the Telesat Corporation Articles, if applicable).

The Telesat Corporation Board, as initially constituted, includes the Chief Executive Officer of Telesat Corporation, three directors designated by PSP Investments and its affiliates, three directors designated by MHR and its affiliates, and three independent directors who are unaffiliated with MHR and PSP Investments designated by the Nominating Committee, each of whom must qualify as a Specially Designated Director. Thereafter, the number of directors shall be set by resolution of the shareholders or as adjusted by the Telesat Corporation Board from time to time, subject to the provisions of the BCBCA.

Until the Special Nomination Termination Date, any designee of the Nominating Committee may be rejected by the Telesat Corporation Board only for Good Cause (as defined in the Telesat Corporation Articles), in which case the Nominating Committee shall have the right to designate a substitute designee.

Following the Special Nomination Termination Date, approval of the Telesat Corporation Board will be required for the appointment of three of the designees proposed by the Nominating Committee, though until the Special Board Date, such approval is not to be unreasonably withheld and approval of at least a majority of the Specially Designated Directors then in office, not to be unreasonably withheld, will also be required. In addition, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2024, three of the designees proposed by the Nominating Committee may instead be designated by a subset of its members selected by the Telesat Corporation Board, with any such subset of the members of the Nominating Committee to be selected by the Telesat Corporation Board and to include at least the three members required to be appointed to the Nominating Committee under the Telesat Corporation Articles.

Pursuant to the Investor Rights Agreements, if PSP Investments or MHR, respectively, decreases their respective aggregate ownership of Telesat Corporation Shares and Exchangeable Units at any time such that it owns less than 25%, 15% or 5%, respectively, of all of the issued and outstanding Telesat Corporation Shares and Exchangeable Units as of the completion of the Transaction, the number of directors which such party is entitled to designate to the Telesat Corporation Board will decrease to two, one and zero, respectively. The number of independent directors that the Nominating Committee may designate to the Telesat Corporation Board will be increased by one each time the number of designees PSP Investments or MHR (or, if applicable, a person to whom PSP Investments or MHR has delegated its right to designate directors to the Telesat Corporation Board under the Telesat Corporation Articles) is entitled to designate is reduced by one, until there are no such designees. In general, such independent directors must be Canadian.

Directors of Telesat Corporation may only be removed with an affirmative vote of at least 75% of the votes attached to the outstanding Telesat Corporation Shares and Special Voting Shares, voting together as a single class. However, if PSP Investments or MHR (or one of its respective assignees, if applicable) provides written notice to Telesat Corporation that one of the directors that it had designated to the Telesat Corporation Board will resign, the delivery of such notice will be deemed such designator’s resignation.

Such resignation will be effective immediately upon receipt of such written notice by Telesat Corporation without consent or acceptance of the Telesat Corporation Board or any of its shareholders.

The Telesat Corporation Board has established three committees in accordance with the terms of the Telesat Corporation Articles: the Audit Committee, the Nominating Committee, and the Compensation Committee (each as defined below). See the remainder of this section and “— Committees of our Board of Directors” for a further description of the committees.

Canadian Director and Committee Member Requirements

The Telesat Corporation Articles include certain requirements of directors of Telesat Corporation, so Telesat Corporation may maintain its status as a Canadian (for the purposes of this section, as defined in the Investment Canada Act) controlled entity. These requirements include that, prior to the occurrence of an Unwind Trigger, at least a majority of the Telesat Corporation Board be comprised of directors who are both (i) Canadian (as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the Nominating Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian.

Additionally, until the occurrence of an Unwind Transaction, at least a majority of the directors serving on each of the Audit Committee, the Nominating Committee, the Compensation Committee and any other committee formed in accordance with the Telesat Corporation Board, is required to be both (i) Canadian and (ii) nominated for election by either: (x) the Nominating Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a Shareholder who is Canadian; provided that no committee member designated by MHR (or its assignee, if applicable) shall be required to be Canadian.

Nomination Rights of Principal Shareholders

As described above, under the Investor Rights Agreements, Telesat Corporation’s principal shareholders, namely PSP Investments and MHR and their affiliates, are each granted a right to nominate three directors to the Telesat Corporation Board. Further, so long as the applicable principal shareholder has the right to designate at least one director to the Telesat Corporation Board, it will have the right, though not the obligation, to select one of the directors it designated to the Telesat Corporation Board to serve on or be an observer to Telesat Corporation’s Audit Committee, Compensation Committee, and Nominating Committee or any other committee which may be formed in accordance with Telesat Corporation’s Articles (provided that the mandate of such committee is not solely to consider any contract or transaction between Telesat Corporation and the applicable principal shareholder or any of its affiliates).

Pursuant to the Investor Rights Agreements, PSP Investments and MHR agree, among other things, to not (i) call or knowingly facilitate the calling of a special meeting of the shareholders of Telesat Corporation or the partners of Telesat Partnership for the purpose of the election or removal of any directors of Telesat Corporation or amendments to the Telesat Corporation Articles or the Partnership Agreement, (ii) initiate proposals for action by the shareholders of Telesat Corporation or the partners of Telesat Partnership for the purpose of the election or removal of any directors of Telesat Corporation or amendments to the Telesat Corporation Articles or the Partnership Agreement or (iii) request that Telesat Corporation or the Telesat Corporation Board take any action that is inconsistent with the foregoing.

The Investor Rights Agreements allow each of PSP Investments and MHR to transfer its respective right to designate one member of the Telesat Corporation Board to a third party if the applicable principal shareholder transfers an amount of Telesat Public Shares, Class C Shares, Exchangeable Units or any right or security that is exercisable for, convertible into or exchangeable for Telesat Corporation Shares representing (i) at least 9.9% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis as of the completion of the Transaction and (ii) at least 5% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis at the time of such transfer. The acquirer’s right to designate one member to the Telesat Corporation Board will terminate upon the date that such acquirer holds Telesat Corporation Shares, Exchangeable Units or any right or security that is exercisable for, convertible into or exchangeable for Telesat Corporation Shares representing less than 5% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis. Telesat Corporation agrees to take certain actions to reasonably cooperate with PSP Investments and/or MHR to facilitate a sale of PSP Investments’ or MHR’s Telesat Corporation Shares or Exchangeable Units, as applicable, to a third party, at PSP Investments’ and/or MHR’s sole cost and expense, for so long as PSP Investments or MHR, as applicable, beneficially owns at least 10% of the Telesat Corporation Shares or Exchangeable Units on a fully diluted basis.

Additional negotiated rights of PSP Investments and MHR are contained in the Telesat Corporation Articles and Partnership Agreement, and are discussed under “Description of Share Capital and Voting Structure .”

Director Independence

Pursuant to NASDAQ Rule 5605, an “independent director” means a person other than an executive officer or employee of the company to whose board they are appointed to or any other individual having a relationship which, in the opinion of such company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the NASDAQ Marketplace Rules contain certain “bright-line” tests of independence that a board of directors must consider before making a determination of independence. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 — Audit Committees of the securities commissions and similar regulatory authorities in all of the provinces and territories in Canada (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with Telesat which could, in the view of the Telesat Corporation Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Telesat Corporation Board has determined that all of the members of the Telesat Corporation Board, other than Daniel S. Goldberg and Michael Targoff, representing two of its ten directors, are “independent” within the meaning of NI 58-101 and NASDAQ Rule 5605. Telesat’s Chief Executive Officer, Daniel S. Goldberg, is not independent as a result of his position with Telesat Corporation. Michael Targoff is not independent because he received certain consulting fees under a consulting agreement entered into between Mr. Targoff and Loral on December 14, 2012, pursuant to which he was engaged as a part-time consultant to the board of directors of Loral to assist with respect to the oversight of strategic matters relating to Telesat Canada and XTAR, LLC. Mr. Targoff received consulting fees of US$120,000 per month before deduction of certain net expenses for which he reimbursed Loral. For the year ended December 31, 2021, Mr. Targoff earned US$1,272,000 (before his expense reimbursement to Loral of US$39,750). This agreement was terminated effective November 18, 2021.

Pursuant to the Telesat Corporation Articles, the Telesat Corporation Board must also include three Specially Designated Directors for so long as either PSP Investments or MHR (or either of their respective affiliates) has the right to designate at least one director to the Telesat Corporation Board pursuant to their respective Investor Rights Agreements, as described above under “— Composition of the Telesat Corporation Board and Committees.” A “Specially Designated Director” is a director who (i) is initially designated as a Specially Designated Director or is nominated as a Specially Designated Director by the Nominating Committee (or, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2024, a subset thereof) and not designated to the Telesat Corporation Board by either PSP Investments or MHR, (ii) (x) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (y) is “independent” of Telesat Corporation within the meaning of NI 52-110 and (z) is “independent” of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the United States Securities Exchange Act of 1934, (iii) is not an affiliate or associate of MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates), (iv) together with such person’s immediate family and affiliates, has not received compensation or payments from MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates) in any of the past three years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors fees, and (v) is Canadian (as defined in the Investment Canada Act).

Director Term Limits and Other Mechanisms of Telesat Corporation Board Renewal

The Telesat Corporation Board has not adopted director term limits or other automatic mechanisms of renewal of its members. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating Committee of the Telesat Corporation Board will seek to maintain the composition of the Telesat Corporation Board in a way that provides, in the judgment of the Telesat Corporation Board, the best mix of skills and experience to provide for Telesat Corporation’s overall stewardship. The Nominating Committee also is expected to conduct an annual assessment of the Telesat Corporation Board, each committee, the Chair, each committee chair and each director regarding their effectiveness, efficiency and performance, and to report evaluation results to the Telesat Corporation Board. See also “— Nominating Committee” and “— Diversity Policy”.

Meetings of Independent Directors and Conflicts of Interest

The Telesat Corporation Board will hold regularly scheduled meetings, as well as ad hoc meetings from time to time. The independent members of the Telesat Corporation Board will also meet regularly without the non-independent directors and members of management, and as may be required by NASDAQ or, if applicable, TSX listing standards from time to time. The Telesat Corporation Board has appointed an independent chair of the Telesat Corporation Board (the “Chair”).

To the extent that Telesat Corporation does not have an independent Chair, it will arrange for the appointment of a lead director (the “Lead Director”) whose responsibilities will be to ensure that the directors who are independent have opportunities to meet without management and non-independent directors present, as required, and to provide leadership for the independent directors on the Telesat Corporation Board. To the extent required, a Lead Director will be appointed and replaced from time to time by a majority vote of the directors who are independent, provided that such Lead Director is and will be at all times an independent director (as determined under the NASDAQ rules and NI 58-101). The Telesat Corporation Board will adopt a written position description for a Lead Director, to the extent one is appointed, which provides, among other things, that the Lead Director will be responsible for: (a) providing leadership to ensure that the Telesat Corporation Board functions independently of management of Telesat Corporation, (b) providing leadership to foster the effectiveness of the Telesat Corporation Board, (c) suggesting items of importance for consideration on the agenda for Telesat Corporation Board meetings, (d) chairing each board meeting, or the portion thereof, at which only independent directors are present, (e) as may be required from time to time, ensuring that the independent directors have the opportunity to meet separately in camera, without non-independent directors and senior executives present, (f) working with the Chair and the Chief Executive Officer to enhance the effectiveness and performance of the Telesat Corporation Board, as well as the committees and individual directors of the Telesat Corporation Board, and (g) performing additional duties as requested by the Telesat Corporation Board.

Conflicts of Interest

Certain of our directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with Part 5 — Division 3 — Conflicts of Interest under the BCBCA, in the event that a director or senior officer (i) has a material interest in a contract or proposed contract or transaction that is material to an issuer or (ii) is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction (a “disclosable interest”), the director or senior officer shall disclose his or her disclosable interest in such contract or transaction and the director shall refrain from voting on any matter in respect of such contract or transaction, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and applicable internal corporate governance or polices of the Telesat Corporation Board, as applicable.

Quorum

A quorum at any meeting of the Telesat Corporation Board consists of a majority of the directors then in office. Until the Special Board Date, such quorum will also require a majority of the Specially Designated Directors then in office. Further, prior to the occurrence of an Unwind Trigger, a quorum will also require that a majority of the members of the Telesat Corporation Board present must be comprised of directors who are both (i) Canadian (for the purposes of this section, as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the Nominating Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian. A director holding a disclosable interest in a contract or transaction to be considered at a meeting, if present at the meeting, is to be counted in a quorum notwithstanding such director’s interest.

Majority Voting Policy

In accordance with the requirements of the TSX, the Telesat Corporation Board has adopted a “Majority Voting Policy” that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the Chair promptly following the applicable meeting of shareholders. Under the terms of the Majority Voting Policy, our Nominating Committee will be required to consider such resignation and make a recommendation to the Telesat Corporation Board on whether such resignation should be accepted. The Majority Voting Policy requires that the Telesat Corporation Board shall promptly accept the resignation unless it determines, in consultation with the Nominating Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Telesat Corporation Board will be required to make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not be permitted to participate in any meeting of the Telesat Corporation Board or the Nominating Committee at which the resignation is considered.

Diversity Policy

Of Telesat Corporation’s ten directors, two (or 20% of the Telesat Corporation Board) are women.

Consistent with the Corporate Governance Guidelines, the Nominating Committee must take into account a variety of criteria, including skills, qualifications, experience and diversity, with consideration to the level of representation of women and other diverse candidates, when identifying, reviewing and evaluating candidates to serve as directors and executive officers of Telesat Corporation. Further, the Telesat Corporation Board may identify for the Nominating Committee certain business, financial, industry, diversity or other general attributes desirable in any of such persons, and request that the Nominating Committee (i) nominate a candidate for election at the next meeting of shareholders, or (ii) fill an actual or anticipated vacancy on the Telesat Corporation Board, in each case, with an individual who has such attributes and who is approved in accordance with the Telesat Corporation Articles and, in each case, the Nominating Committee shall use its reasonable efforts to comply with any such requests. Accordingly, Telesat Corporation does not intend to adopt a formal policy.

Telesat Corporation is of the view that such a policy is not required in order to retain the best candidates for available openings. Telesat Corporation will, however, be mindful of the benefit of diversity of the Telesat Corporation Board and executive officers and the need to maximize their effectiveness and decision-making abilities. In this regard, Telesat Corporation is committed to increasing diversity on the Telesat Corporation Board, including having set a goal of having women represent 30% of the directors on the Telesat Corporation Board. In searches for new candidates, Telesat Corporation will consider the level of diversity, including female representation, on the Telesat Corporation Board and executive officers and this will be one of several factors used in the search process. Further, Telesat Corporation will continuously monitor the level of female representation and recruit qualified female candidates as part of its overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

As Telesat Corporation’s corporate governance policies and practices reflecting the Corporate Governance Guidelines have only recently been adopted upon the consummation of the Transaction, Telesat Corporation is not yet in a position to describe the measures taken to ensure that the Corporate Governance Guidelines have been effectively implemented, the annual and cumulative progress by Telesat Corporation in achieving the objectives of the Corporate Governance Guidelines, or whether and how the Corporate Governance Guideline’s effectiveness is measured.

Orientation and Continuing Education

The Telesat Corporation Board conducts an orientation program for new directors under which a new director will meet with the Chair, members of senior management and Telesat Corporation’s secretary. New directors will be provided with comprehensive orientation and education as to the nature and operation of Telesat Corporation and its business, the role of the Telesat Corporation Board and its committees, and the contribution that an individual director is expected to make. The Nominating Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of Telesat Corporation’s business and operations remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Position Descriptions

The Telesat Corporation Board has adopted a written position description for the Chair, setting out the Chair’s key responsibilities, including, among others, duties relating to setting meeting agendas for the Telesat Corporation Board, chairing board and shareholder meetings of Telesat Corporation, director development and communicating with shareholders and regulators.

The Telesat Corporation Board has adopted a written position description for each of the committee chairs, which sets out such committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

The Telesat Corporation Board has adopted a written position description for Telesat Corporation’s Chief Executive Officer, setting out its key responsibilities, including, among others, duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to the Telesat Corporation Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to the Telesat Corporation Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.

Mandate of the Telesat Corporation Board

The Telesat Corporation Board is responsible for supervising the management of the business and affairs of Telesat Corporation, including providing guidance and strategic oversight to management. The Telesat Corporation Board has adopted a formal mandate, set forth at Appendix “B”, that includes the following:

•	selecting, appointing and supervising the Chief Executive Officer and approving the compensation of the Chief Executive Officer;

•	taking steps to satisfy itself as to the integrity of the Chief Executive Officer and other senior executive officers and that the Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization;

•	adopting a strategic planning process and approving management’s strategic and business plans; and

•	risk identification and ensuring that procedures are in place for the management of those risks.

The following table shows meeting attendance records for all Directors since completion of the Transaction.

Name of Director	Board	Audit Committee	Nominating Committee	Compensation Committee
Mélanie Bernier	1/1	N/A	0/0	N/A
Michael Boychuk	1/1	1/1	N/A	N/A
Jason A. Caloras	1/1	N/A	N/A	N/A
Jane Craighead	1/1	1/1	0/0	3/3
Richard Fadden	1/1	N/A	0/0	N/A
Daniel Goldberg	1/1	N/A	N/A	N/A
Henry Intven	1/1	1/1	0/0	N/A
Mark H. Rachesky	1/1	N/A	0/0	3/3
Guthrie Stewart	1/1	N/A	N/A	3/3
Michael Targoff	1/1	N/A	N/A	N/A

Directors’ Service Contracts

There are no directors’ service contracts with Telesat Corporation or any of its subsidiaries providing for benefits upon termination of employment. One of our directors, Daniel S. Goldberg, also serves as Chief Executive Officer of Telesat Canada. For information regarding the benefits upon termination of employment contained in his employment agreement, see Employment Agreements, Termination and Change of Control Benefits — Daniel S. Goldberg, President and Chief Executive Officer.

Committees of our Board of Directors

Under the Telesat Corporation Articles, in addition to the three committees described below, and subject to the rights of PSP Investments and MHR contained in their respective Investor Rights Agreements, prior to both the Special Board Date and the Unwind Trigger, the Telesat Corporation Board may establish additional committees of Telesat Corporation with the approval of a majority of the Specially Designated Directors then in office. Prior to the occurrence of an Unwind Trigger, at least a majority of the members of each committee must meet the requirements to maintain Telesat Corporation’s status as a Canadian controlled entity described above under “Statement of Governance Practices” — Canadian Director and Committee Member Requirements.”

Subject to the rights of PSP Investments and MHR contained in their respective Investor Rights Agreements and the rights of the Specially Designated Directors provided in the Telesat Corporation Articles, each as described above, the Telesat Corporation Board has the ability to change the membership of, or fill vacancies in, or appoint members or observers to, any of its committees.

The members of the Telesat Corporation Board may delegate to a new committee any of their powers, other than: the power to fill vacancies in the Telesat Corporation Board, the power to change the membership of (or fill vacancies in) any committee of the Telesat Corporation Board, the power to declare dividends or other distributions to the Telesat Corporation’s shareholders, the power to appoint or remove officers appointed by the Telesat Corporation Board and, subject to limited exceptions, the power to issue securities of Telesat Corporation. However, such delegation requires the approval of a majority of all of the directors then in office, which must include at least one designee appointed by PSP Investments, if one is serving, at least one designee appointed by MHR, if one is serving, and one Specially Designated Director, for so long as either PSP Investments or MHR is a 5% Holder.

Audit Committee

The Audit Committee must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director. The Audit Committee is comprised of Michael Boychuk, Jane Craighead and Henry Intven. Michael Boychuk serves as the chair of the Audit Committee. Except for Mr. Boychuk as the first chair of the Audit Committee, the chair of the Audit Committee is required to be a Specially Designated Director. All members of the Audit Committee are persons determined by the Telesat Corporation Board to be both independent directors and financially literate within the meaning of NI 52-110. Each of the Audit Committee members has understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Telesat Corporation Board has adopted a written charter attached to this Information Circular at Appendix “C” setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with NI 52-110 and NASDAQ Rule 5605(c)(1). The Audit Committee assists the Telesat Corporation Board in fulfilling its oversight of:

•	the integrity of Telesat Corporation’s financial statements and related information;

•	Telesat Corporation’s compliance with applicable legal and regulatory requirements;

•	the independence, qualifications and appointment of Telesat Corporation’s auditor;

•	risk management and internal control over financial reporting and disclosure controls and procedures; and

•	the administration, funding and investment of Telesat Corporation’s pension plans and pension fund.

•	The Audit Committee is also responsible for:

•	appointing, compensating, retaining and overseeing the work of Telesat Corporation’s principal accounting firm;

•	establishing procedures for (a) the receipt, retention and treatment of complaints received by Telesat Corporation regarding accounting, internal controls or auditing matters and (b) confidential, anonymous submission of complaints by employees regarding questionable accounting or auditing matters;

•	pre-approving all engagements for permitted non-audit services provided by Telesat Corporation’s auditor to Telesat Corporation; and

•	reviewing with management and recommending to the Telesat Corporation Board for approval, the annual consolidated financial statements of Telesat Corporation.

Pursuant to its charter, the Audit Committee has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist it in the performance of its functions.

External Auditor Service Fee

For the year ended December 31, 2021 (“Fiscal 2021”) and the year ended December 31, 2020 (“Fiscal 2020”), Telesat and the Partnership incurred the following fees by its external auditor, Deloitte:

(in thousands of Canadian dollars)	Fiscal 2021	Fiscal 2020
Audit fees(1)	$1,920	$1,123
Audit-related fees(2)	165	29
Tax fees(3)	105	130
All other fees(4)	3	4
Total fees paid	$2,194	$1,286

Notes:

(1)	Audit fees were for professional services rendered by Deloitte for the audit of Telesat’s annual financial statements and for the reviews of its quarterly financial statements for the years ended December 31, 2021 and 2020. In addition, for both the years ended December 31, 2021 and 2020, the fees included services associated with the proxy statement/prospectus in connection with the Transaction.

(2)	The 2021 audit related fees related to services associated to the issuance of the 2026 Senior Secured Notes. The audit related fees for both periods also include fees for the audits of Telesat Canada’s pension plans and for other miscellaneous audits.

(3)	The 2021 and 2020 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

(4)	The 2021 and 2020 other fees related to access to on-line accounting research services.

The Audit Committee must approve all audit, audit-related and permitted non-audit services to be provided by Deloitte and their related fees. Fees related to the annual audits of Telesat Corporation’s consolidated financial statements are specifically approved by the Audit Committee on an annual basis. All fees for other audit and audit-related services are pre-approved annually or more frequently, if required. The Audit Committee considers whether the provision of non-audit services is compatible with maintaining Deloitte’s independence.

Compensation Committee

The Compensation Committee must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director.

The three directors comprising the Compensation Committee are Jane Craighead, Guthrie Stewart and Mark Rachesky. Jane Craighead serves as chair of the Compensation Committee. Under U.S. and Canadian securities laws and applicable exchange rules, there are heightened independence standards for members of the Compensation Committee. All of the Compensation Committee members meet this heightened standard and will also be independent for purposes of NI 58-101 and NASDAQ 5605.

The Telesat Corporation Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee pursuant to the rules of the NASDAQ and the SEC, and consistent with the Corporate Governance Guidelines (subject to the rights of MHR and PSP Investments under the Telesat Corporation Articles and the Investor Rights Agreements). The Compensation Committee’s purpose is to assist the Telesat Corporation Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The principal responsibilities and duties of the Compensation Committee include:

•	reviewing at least annually Telesat Corporation’s executive compensation plans;

•	reviewing annually the compensation of Telesat Corporation’s Chief Executive Officer, taking into account the performance of Telesat Corporation’s Chief Executive Officer in light of pre-established goals and performance objectives and, based on such evaluation, recommending to the Telesat Corporation Board the Chief Executive Officer’s annual compensation;

•	reviewing on an annual basis the compensation structure for Telesat Corporation’s senior executive officers taking into account the performance of such senior executive officers’ in light of pre-established goals and performance objectives and make recommendations to the Telesat Corporation Board with respect to the compensation for such officers;

•	assessing the competitiveness and appropriateness of Telesat Corporation’s policies relating to the compensation of executive officers on an annual basis; and

•	reviewing and, if appropriate, recommending to the Telesat Corporation Board the approval of any adoption, amendment and termination of Telesat Corporation’s incentive compensation plans, overseeing their administration, and discharging any duties imposed on the Compensation Committee by any of those plans.

Further particulars of the process by which compensation for Telesat Corporation’s executive officers is determined is provided under the heading “Executive Compensation.”

Nominating Committee

Until the Special Nomination Termination Date, the Nominating Committee must be comprised of one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and three Specially Designated Directors.

Following the Special Nomination Termination Date, the Nominating Committee will be comprised of one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director.

The Nominating Committee is comprised of Mélanie Bernier, Jane Craighead, Richard Fadden, Henry Intven and Mark Rachesky, each of whom is independent for purposes of NI 58-101 and NASDAQ 5605. The Chair of the Nominating Committee, Henry Intven, is a Specially Designated Director.

The Telesat Corporation Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Nominating Committee. The Nominating Committee’s purpose will be to assist the Telesat Corporation Board in:

•	identifying individuals qualified to become members of the Telesat Corporation Board;

•	selecting or recommending that the Telesat Corporation Board select director nominees for the next annual meeting of shareholders and determining the composition of the Telesat Corporation Board and its committees;

•	developing and overseeing a process to annually assess the Telesat Corporation Board, the Chair, the committees of the Telesat Corporation Board, the chairs of such committees and individual directors;

•	reviewing and assessing the environmental, social, humanitarian, and other social responsibility related policies, systems, and activities of Telesat Corporation; and

•	developing and implementing Telesat Corporation’s policies regarding corporate governance, including principles contained in the Corporate Governance Guidelines.

In identifying new candidates for the Telesat Corporation Board, the Nominating Committee considers what competencies and skills the Telesat Corporation Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering the Telesat Corporation Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating Committee to regularly evaluate the overall efficiency of the Telesat Corporation Board and the Chair and all Telesat Corporation Board committees and their chairs. As part of its mandate, the Nominating Committee conducts the process for the assessment of the Telesat Corporation Board, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to the Telesat Corporation Board on a regular basis.

Telesat Partnership Governance

Telesat Partnership is managed by its sole general partner, Telesat Corporation. Under the Telesat Partnership Agreement, until no Telesat Corporation Shares remain outstanding, the general partner is restricted from consummating any transaction unless (a) the terms of such transaction do not impair any of the rights, duties, powers and authorities of the other parties to the Telesat Partnership Agreement in any material respect and (b) its successor entity resulting from such transaction becomes bound by the terms of the Telesat Partnership Agreement and the Trust Voting Agreement, such that they step into the shoes of Telesat Corporation and assume all obligations of Telesat Corporation as general partner of Telesat Partnership. In addition, Telesat Partnership must obtain the approval (i) of a majority of the Specially Designated Directors then in office or (ii) approval by at least a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class, but excluding shares of Telesat Corporation beneficially owned by PSP Investments, MHR, or their respective affiliates or associates and Special Voting Shares to the extent that the vote thereof is directed by PSP Investments, MHR, or their respective affiliates or associates.

Because of the limited liability of the limited partners of the Partnership, the authority of the limited partners is strictly limited. The Partnership Agreement will govern Telesat Partnership and set out the terms of the Exchangeable Units and Telesat Partnership GP Units, as summarized in this section and under “Description of Exchangeable Units and GP Units” below.

Purpose of Telesat Partnership

The purpose of Telesat Partnership as described in the Partnership Agreement is to: (a) acquire and hold direct and indirect equity interests in Loral, Telesat, Telesat CanHoldco and, subject to the approval of Telesat Corporation, in its capacity as general partner, any other persons, (b) engage in activities related to the capitalization and financing of Telesat Partnership’s interests in such corporations and such other persons and (c) engage activities incidental to or in furtherance of the foregoing purposes or any other business that it deems appropriate that is approved by its general partner and which complies with all applicable laws and the Partnership Agreement.

Amendments to the Partnership Agreement

Generally, the Partnership Agreement may only be amended in writing and subject to the approval of holders of Telesat Corporation Shares or Exchangeable Units. However, the general partner of Telesat Partnership may also amend certain administrative provisions of the Partnership Agreement without the consent of any limited partners, such as completing a name change of Telesat Partnership and certain changes relating to taxation, provided that amendments to certain provisions of the Partnership Agreement that may be made without the consent of any limited partners may only be made with the approval of a majority of the Specially Designated Directors then in office. Telesat Partnership’s general partner is required to notify its limited partners of any amendment in writing within 30 days from when such amendment takes effect.

Power of Attorney

Pursuant to the Partnership Agreement, Telesat Corporation, as general partner, manages the Telesat Partnership, and, by entering into the Partnership Agreement, each limited partner has appointed Telesat Corporation, in its capacity as general partner, as such limited partner’s attorney for property to act on its behalf in connection with Telesat Partnership’s administrative and operational matters. As limited partners, the liability of each of the holders of Exchangeable Units for the debts, liabilities and obligations of Telesat Partnership will, subject to applicable law, be limited to the amount of such limited partner’s capital contribution into Telesat Partnership, plus their share of any undistributed income of Telesat Partnership.

Reciprocal Changes

Holders of Exchangeable Units will have the right to exchange their Exchangeable Units for Telesat Corporation Shares and will vote at Telesat Corporation through the Trust by way of the Special Voting Shares. Because of this, and to avoid dilution of the voting powers of the holders of Exchangeable Units, the Partnership Agreement provides that, generally, for so long as any Exchangeable Units not owned by the general partner are outstanding, Telesat Corporation may not issue or distribute new shares in the capital of, or other interests in, Telesat Corporation to holders of Telesat Corporation Shares (in their capacity as such) unless Telesat Partnership also issues or distributes an equivalent class and type of securities to the holders of Exchangeable Units.

Additional restrictions on Telesat Corporation’s ability to take certain actions without effecting a substantially similar action at the Telesat Partnership level are described under “Description of Exchangeable Units and GP Units — Economic and Voting Rights — Economic Rights.”

Removal/Withdrawal of the General Partner

Telesat Corporation, as general partner of Telesat Partnership, may not be removed as general partner of Telesat Partnership and, until no Exchangeable Units are owned by any person other than the general partner or any of its subsidiaries, not voluntarily withdraw from being the general partner.

DESCRIPTION OF SHARE CAPITAL AND VOTING STRUCTURE

Telesat Corporation

The authorized capital of Telesat consists of: (a) an unlimited number of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares, and Class C Limited Voting Shares (together, the “Class C Shares”); (b) the Class A Special Voting Share, Class B Special Voting Share, and Class C Special Voting Share; (c) the Golden Share; and (d) an unlimited number of Telesat Corporation “blank check” Class A Preferred Shares.

As at the date of this Information Circular, there are 11,920,059 Class A Common Shares and Class B Variable Voting Shares; 112,841 Class C Fully Voting Shares; Nil Class C Limited Voting Shares; one Class A Special Voting Share; one Class B Special Voting Share; one Class C Special Voting Share; and the Golden Share issued and outstanding in the capital of Telesat. To the knowledge of the Company, there are 318,504 Class A Common Shares and 11,601,555 Class B Variable Voting Shares issued and outstanding as of the date of this Information Circular.3

All of the Telesat Corporation Shares have equivalent economic rights, and no subdivision or consolidation of such of the outstanding Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of all other classes of Telesat Corporation Shares, as applicable, and a corresponding subdivision or combination of the Class A Units, Class B Units or Class C Units of Telesat Partnership LP is made. The Special Voting Shares and the Golden Share have no material economic rights.

The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Telesat Corporation Shares, the Special Voting Shares and the Golden Share. This is a summary only and is subject to the detailed provisions of the Telesat Corporation Articles, which are available at www.sedar.com and www.sec.gov.

3 Pursuant to the Telesat Corporation Articles and formation documents of Telesat Partnership LP, the Class A Common Shares of Telesat Corporation and the Class A Units of Telesat Partnership LP, as applicable, may only be beneficially owned or controlled, directly or indirectly, by Canadians (as defined in the Investment Canada Act). Shareholders will be required to complete a declaration of Canadian status contained in the form of proxy and voting instruction form to inform the Company whether such Shareholder is Canadian. In this regard, the outstanding number of Class A Common Shares may increase or decrease prior to the Meeting as a result of the declarations of Canadian status received in advance of the Meeting.

Meetings of Shareholders and Voting Rights

The holders of Class A Shares, Class B Variable Voting Shares, Class C Shares, Special Voting Shares, and the Golden Share are generally entitled to receive notice of and attend meetings of Telesat Corporation’s shareholders and receive copies of all proxy materials, information statements and other written communications, including from third parties, given in respect of Telesat Corporation Shares.

Holders of Telesat Corporation Shares have one vote for each Telesat Corporation Share held at all meetings of the shareholders of Telesat Corporation, except meetings at which only holders of another class or of a particular series shall have the right to vote, and provided that holders of Class C Limited Voting Shares are not entitled to vote on the election of directors of Telesat Corporation.

The Telesat Corporation Articles provide that the holders of the Telesat Corporation Shares will vote together as a single class with the Exchangeable Units (via the Special Voting Shares), and the Golden Share, with a simple majority of votes required to pass the majority of matters (other than the election of directors of Telesat Corporation, which shall be decided by a plurality of votes cast). Until the occurrence of an Unwind Transaction, a simple majority of votes cast by the holders of Telesat Corporation Shares and Special Voting Shares, voting together as a single class, will be required to approve a Second Tabulation Matter, as defined and described below.

The following table summarizes the voting power of the different classes of Telesat Corporation Shares and Exchangeable Units:

Class	Voting For Directors	All Other Votes	Second Tabulation Votes
Class A Shares	1 vote per share	1 vote per share	1 vote per share
Class B Variable Voting Shares	1 vote per share; provided that any voting power of a single holder in excess of one-third of the outstanding voting power of the Telesat Corporation Shares and Exchangeable Units (via the Special Voting Shares) and the Golden Share Canadian Votes (described below under "-Golden Share Mechanic") will effectively be transferred to the Golden Share.		1 vote per share
Class C Fully Voting Shares	1 vote per share	1 vote per share	1 vote per share
Class C Limited Voting Shares	No votes	1 vote per share	1 vote per share
Class A Units ( voted via the Class A Special Voting Share)	1 vote per unit	1 vote per unit	1 vote per unit
Class B Units (voted via the Class B Special Voting Share)	1 vote per unit; provided that any voting power of a single holder in excess of one-third of the outstanding voting power of the Telesat Corporation Shares and Exchangeable Units (via the Special Voting Shares) and the Golden Share Canadian Votes (described below under "- Golden Share Mechanic") will effectively be transferred to the Golden Share.		1 vote per unit
Class C Units (voted via the Class C Special Voting Share)	Limited votes to ensure compliance with restrictions applicable to PSP Investments pursuant to its constating legislation.		1 vote per unit
Golden Share

A number of votes equal to the sum of:

•     A number of votes such that the votes cast by the holders of Class A Shares and Class A Units, Class C Shares and Class C Units, and the Golden Share represent a simple majority of the votes cast; and

•     The number of votes transferred from the Class B Variable Voting Shares and Class B Units, if applicable.

No votes

Voting Matters

Second Tabulation Matters

Votes on resolutions regarding Second Tabulation Matters to be duly passed must be passed in accordance with the Business Corporations Act (British Columbia) (the “BCBCA”) and by a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class. The Non-Canadian Voting Limitation, defined and described below under the heading “Golden Share Mechanic”, do not apply to a vote on a Second Tabulation Matter. A “Second Tabulation Matter” means a resolution to effect:

•	An increase or decrease of the maximum number of authorized shares of Telesat Corporation Shares, or an increase in the maximum number of authorized shares another class or type with special rights or restrictions equal or superior to the Telesat Corporation Shares;

•	An exchange, reclassification or cancellation of all or part of the Telesat Corporation Shares;

•	An addition, change or removal of the special rights and restrictions attached to the Telesat Corporation Shares;

•	An increase in the rights or privileges of any class of shares in the capital of Telesat that has rights or privileges equal or superior to the Telesat Corporation Shares;

•	The creation of a new class of Telesat Corporation Shares equal or superior to the Telesat Corporation Shares;

•	The making of any class of shares in the capital of Telesat Corporation with rights or privileges inferior to the Telesat Corporation Shares equal or superior to the Telesat Corporation Shares;

•	An exchange or creation of a right of exchange of all or part of another class of shares in the capital of Telesat Corporation into Telesat Corporation Shares;

•	A constraining of the issuance, transfer or ownership of the Telesat Corporation Shares or a change or removal of such constraint;

•	A change to the Telesat Corporation Articles;

•	The taking of any steps to wind up, dissolve, reorganize or terminate Telesat Corporation;

•	A sale, lease, exchange, encumbrance, transfer or other disposition of all or substantially all of Telesat Corporation’s assets;

•	The removal of a director of Telesat Corporation from office; or

•	The taking of action to effect an amalgamation, merger or other combination of Telesat Corporation with another person or to consolidate, recapitalize or reorganize Telesat Corporation or to continue Telesat Corporation under the laws of another jurisdiction.

Golden Share Mechanic

In order to maintain Telesat Corporation’s status as Canadian-controlled, Telesat Corporation has issued a “Golden Share”, which is held and voted by the Trust.

The Golden Share is entitled to participate in a particular vote only when (i) in the event of a vote with respect to the election of directors of Telesat Corporation, the number of fully diluted Class B Variable Voting Shares is greater than the aggregate number of fully diluted Class A Shares and Class C Fully Voting Shares, (ii) in the event of a vote with respect to any matter other than the election of directors of Telesat Corporation, the number of fully diluted Class B Variable Voting Shares is greater than the aggregate number of fully diluted Class A Shares and Class C Shares, or (iii) a person who is not Canadian (as defined in the Investment Canada Act) beneficially owns or controls more than one-third of the sum of (a) the number of votes attached to the Telesat Corporation Shares and the Special Voting Shares then outstanding, and (b) the Golden Share Canadian Votes, as defined and described below (such person, a “Non-Canadian Principal Shareholder” and such limitation, the “Non-Canadian Voting Limitation”).

Voting power is attributed to the Golden Share in two ways. First, the Golden Share is attributed with the number of votes required in order to ensure that the votes cast by the holders of Class A Shares and Class A Units, Class C Shares and Class C Units and the Golden Share, together, represent a simple majority of the votes cast and entitled to vote (such voting power, the “Golden Share Canadian Votes”). Second, the Golden Share is attributed with the number of votes in excess of the Non-Canadian Voting Limitation exercised by a Non-Canadian Principal Shareholder.

The Golden Share voting rights are voted pro rata consistent with the sum of the aggregate votes of the Class A Shares and the Class A Special Voting Share (in each case, excluding any votes cast by or on behalf of PSP Investments and/or its affiliates), the votes of each of which are controlled by holders that can demonstrate that they are Canadian. However, if (i) one or more holders other than PSP Investments or its controlled affiliates holds an aggregate amount of Class A Shares and/or Class A Units exceeding 5% of the aggregate number of outstanding Telesat Corporation Shares and Exchangeable Units taken as a whole as of the record date for the applicable vote (each such holder, a “5% Voter”) and (ii) the 5% Voters together hold over 50% of the aggregate number of outstanding Class A Shares and Class A Units (in each case, excluding any Class A Shares or Class A Units held by or on behalf of PSP Investments and/or its affiliates) taken as a whole as of the record date for the applicable vote, one-half of the voting rights attached to the Golden Share will be voted pro rata consistent with the aggregate votes cast on the applicable matter as described in the first sentence of this paragraph and the other half will be voted pro rata consistent with the aggregate votes cast on the applicable matter by the holders of Class A Shares and the Class A Special Voting Share (in each case, excluding any votes cast by or on behalf of the 5% Voters and PSP Investments and/or its affiliates).

Voting of the Special Voting Shares and the Golden Share

The holders of Exchangeable Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote, including in respect of the election of directors of Telesat Corporation, through the Special Voting Shares., Telesat Corporation, Telesat Partnership and TSX Trust Company (in its capacity as “Trustee” of the Trust) entered into the Trust Voting Agreement. This summary is qualified in its entirety by reference to that agreement, which is available at the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Special Voting Shares are held by the Trustee, entitling the Trustee to that number of votes on applicable matters on which holders of Telesat Corporation Shares are entitled to vote that is equal to the number of Telesat Corporation Shares into which the Exchangeable Units held by the holders of such Exchangeable Units on the applicable record date are convertible. Pursuant to the Partnership Agreement, each holder of Exchangeable Units has the right to direct Telesat Corporation as to how to instruct the Trustee to vote the voting power of the Special Voting Shares corresponding to such holder’s Exchangeable Units. Pursuant to the Trust Voting Agreement, the Trustee is required to cast such votes in accordance with voting instructions provided to it by Telesat Corporation, in its capacity as general partner of Telesat. In the absence of instructions from Telesat Corporation with respect to all or any such votes, the Trustee will not exercise those votes.

Pursuant to the Partnership Agreement and the articles of Telesat Corporation, Telesat Corporation, will instruct the Trust how to vote. Telesat Corporation will also instruct the Trust how to vote the Golden Share. In the absence of instructions from Telesat Corporation with respect to how to vote the Golden Share, the Trustee will not vote the Golden Share.

Unwind of Canadian Structure

Upon a determination by the Telesat Corporation Board that the structure designed to ensure sufficient Canadian voting power and control over Telesat Corporation is no longer required for Telesat Corporation’s business, then an Unwind Transaction may be effected. In order for an Unwind Transaction to be consummated, any necessary governmental approvals must have been obtained and the Telesat Corporation Board must not have identified any breach or acceleration issues under material contracts of Telesat Corporation. Upon the consummation of an Unwind Transaction, each issued and outstanding Class B Variable Voting Share will immediately be converted into one Class A Share automatically and without any further act of Telesat Corporation or the holder thereof, and Telesat Corporation will redeem the Golden Share and the Special Voting Shares. Additionally, the requirements regarding the Second Tabulation Matters and the Canadian composition of the Telesat Corporation Board described in the Telesat Corporation Articles will terminate.

Quorum

The Telesat Corporation Articles provide that, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for any meeting shall be the presence in person or by proxy of shareholders holding shares representing not less than a majority of the votes entitled to be cast at the meeting.

Conversion of Telesat Corporation Shares

Prior to the consummation of an Unwind Transaction, an issued and outstanding Class A Share will immediately be converted into a Class B Variable Voting Share automatically and without any further act of Telesat Corporation or the holder thereof, if such Class A Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian (as defined in the Investment Canada Act). In contrast, if an issued and outstanding Class B Variable Voting Share becomes beneficially owned and controlled, directly or indirectly, by a person who is Canadian, then (i) such holder of Class B Variable Voting Shares may notify Telesat Corporation of such holder’s status as Canadian, and (ii) upon providing evidence satisfactory to Telesat Corporation to confirm such holder’s status as Canadian, the Class B Variable Voting Shares will be converted into an equal number of Class A Shares.

Generally, if an offer is made to purchase either Class A Shares or Class B Variable Voting Shares and the offer is required to be made to all or substantially all of the holders of such class of Class A Shares or Class B Variable Voting Shares, as the case may be, under applicable securities legislation or stock exchange rules, then each share of the other class of Class A Shares or Class B Variable Voting Shares, as applicable, will be convertible at the option of its holder into one Class A Shares or Class B Variable Voting Shares, as applicable, of the class for which the offer has been made at any time while the offer is in effect until one day after the time prescribed by the applicable securities legislation for the offeror to take up and pay for such Class A Shares or Class B Variable Voting Shares, as applicable, pursuant to the offer.

An issued and outstanding Class C Share will immediately be converted into (i) a Class A Share if such Class C Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is Canadian (as defined in the Investment Canada Act) but not PSP Investments or Red Isle, or (ii) a Class B Variable Voting Share, automatically and without any further act of Telesat Corporation if such Class C Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian (as defined in the Investment Canada Act). In addition, an issued and outstanding Class C Share may, at any time at the option of its holder, (i) be converted into one Class A Share or one Class B Variable Voting Share, (ii) in the case of a Class C Limited Voting Share, be converted into a Class C Fully Voting Share, or (iii) in the case of a Class C Fully Voting Share, be converted into a Class C Limited Voting Share.

Description of Exchangeable Units and GP Units

The authorized units of Telesat Partnership consist of: (i) an unlimited number of Class A Units, held by the limited partners (other than Red Isle, Red Isle’s permitted transferees that are wholly owned by PSP Investments or any holder of Class D limited partnership units of Telesat Partnership (“Class D Units”) in their capacity as such) who can demonstrate to Telesat Partnership that they are Canadian (as defined in the Investment Canada Act); (ii) an unlimited number of Class B Units, held by the limited partners (other than Red Isle, Red Isle’s permitted transferees that are wholly owned by PSP Investments or any holder of Class D Units in their capacity as such); (iii) Class C Units, held by Red Isle or its permitted transferees that are wholly owned by PSP Investments; and (iv) Telesat Partnership GP Units, held by Telesat Corporation as the general partner of Telesat Partnership. Class D Units will also be authorized from and after the Effective Time but may be issued only to a wholly owned subsidiary of the general partner of Telesat Partnership immediately before the Exchangeable Units cease to be outstanding. The number of Exchangeable Units to be issued pursuant to the Transaction will be determined prior to the closing of the Transaction based on the number of Telesat Partnership Elections by Loral stockholders.

As at the date of this Information Circular, there are (i) 12,500 Class A Units; (ii) 19,415,991 Class B Units; and 18,098,362 Class C Units; 12,020,087 GP Units; and no Class D Units issued and outstanding in the capital of the Partnership.

The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Exchangeable Units and the Telesat Partnership GP Units. This is a summary only and is subject to the detailed provisions of the Partnership Agreement, which is available at the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Economic and Voting Rights

The Exchangeable Units are intended to provide economic rights that are substantially equivalent, and voting rights with respect to Telesat Corporation that are substantially equivalent, to the corresponding rights afforded to holders of Telesat Corporation Shares, as applicable.

Economic Rights

All Exchangeable Units have the same economic rights. Further, for so long as Telesat Corporation is general partner of Telesat Partnership, if any shares in the capital of Telesat Corporation other than the Telesat Corporation Shares are issued by Telesat Corporation (“New Shares”), Telesat Corporation will (either immediately before or after such issuance), (A) cause Telesat Partnership to create a corresponding new class of Exchangeable Units (“New Units”) that have corresponding distribution rights to such New Shares, (B) cause Telesat Partnership to issue one or more New Units to Telesat Corporation in exchange for the contribution by Telesat Corporation of the proceeds from, or other consideration received in connection with, the issuance of such New Shares to Telesat Partnership and (C) effect such amendments to the Partnership Agreement as are described in the Partnership Agreement.

Other material economic rights, privileges, restrictions and conditions attaching to the Exchangeable Units under the terms of the Partnership Agreement include the following:

•	Exchangeable Units vote on a pass-through basis with corresponding classes of Telesat Corporation Shares.

•	Telesat Corporation may not issue or distribute rights, options or warrants or other securities or assets of Telesat Corporation to all or substantially all of the holders of Telesat Corporation Shares unless a corresponding distribution is made to holders of the Exchangeable Units.

•	No subdivision or combination of the outstanding Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of Exchangeable Units is made.

•	Telesat Corporation and the Telesat Corporation Board are prohibited from proposing or recommending an offer for the Telesat Corporation Shares or for the Exchangeable Units unless the holders of the Exchangeable Units and the holders of Telesat Corporation Shares are entitled to participate to the same extent and on equitably equivalent basis.

•	Approval of holders of the Exchangeable Units is required for an action (such as an amendment to the Partnership Agreement) that would affect the economic rights of an Exchangeable Unit relative to a Telesat Corporation Share, as applicable.

GENERAL MATTERS

Interest of Certain Persons in Matters to Be Acted Upon

To the knowledge of the directors and executive officers of Telesat, other than as disclosed in this Information Circular, no person who has been a director or officer of the Company at any time since the closing of the Transaction, nor any Director Nominee, nor any associate or affiliate of any of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described elsewhere in this Information Circular and in our Annual Information Form on Form 20-F under the heading “Related Party Transactions”, no informed person of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Principal Securityholders

The following table sets forth the ownership of holders that are the beneficial owners of 10% or more of each class of shares of Telesat Corporation or each class of units of Telesat Partnership as of April 19, 2022 (unless otherwise indicated).

In the table, the percentage of Telesat Corporation Shares beneficially owned is based on Telesat Corporation Shares outstanding as at April 19, 2022 (unless otherwise indicated). These amounts assume all Class A Units, Class B Units and Class C Units have been exchanged into Telesat Corporation Shares on a one-for-one basis.

Name	Class A Shares	Class B Variable Voting Shares	Class C Shares	Class B Units	Class C Units	Fully exchanged and converted basis(1)(2)
PSP Investments(3)	—	—	112,841	—	18,098,362	18,211,203 (36.8)%
Mark H. Rachesky, M.D.(4)	—	46,136	—	18,050,092	—	18,096,228 (36.5)%
MHR	—	—	—	18,035,092	—	18,035,092 (36.4)%
GAMCO Investors, Inc(5)		2,485,693				2,485,693 (5.0)%

Notes:

(1)	Certain individuals and entities hold Class A Units, Class B Units or Class C Units of Telesat Partnership, which are redeemable, at the election of such holder after the Lock-Up Period, for newly issued shares of Class A Shares, Class B Variable Voting Shares or Class C Shares, respectively, on a one-for-one basis (and such holders’ Class A Units, Class B Units or Class C Units, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The number of Class A Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class A Units have been exchanged for Class A Shares (and the corresponding Class A Units have been cancelled). The numbers of Class B Variable Voting Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class B Units have been exchanged for Class B Variable Voting Shares (and the corresponding Class B Units have been cancelled). The numbers of Class C Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class C Units have been exchanged for Class C Shares (and the corresponding Class C Units have been cancelled).

(2)	Percentage of combined voting power represents voting power with respect to all of our Telesat Corporation Shares and all Exchangeable Units on an as converted basis. In order to maintain Telesat Corporation’s status as Canadian, the Telesat Corporation Articles employ a variable voting mechanism by way of, amongst other controls, the “Golden Share;” the voting power attributed to the Golden Share will vary to ensure that the aggregate number of votes cast by Canadians, including Red Isle, with respect to a particular matter, will equal a simple majority of all votes cast in respect of such matter, resulting in the dilution of the voting power of Telesat Corporation’s non-Canadian shareholders. See “Description of Share Capital and Voting Structure.”

(3)	Red Isle Private Investments Inc. is a wholly owned subsidiary of PSP Investments and is the legal owner of the Telesat Corporation Shares attributed to PSP Investments in the table above. The number of Telesat Corporation Shares set out above represents PSP Investments’ interests in both the Class C Fully Voting Shares and Class C Limited Voting Shares on a combined basis. The Class C Limited Voting Shares are not entitled to vote to elect the directors of the Company.

(4)	Includes 18,035,092 held by funds affiliated with MHR and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky.

(5)	These share amounts are based on a schedule 13D filing by GAMCO Investors Group filed on February 3, 2022.

Exemptions from Canadian Securities Law

Telesat Corporation has received exemptive relief from securities regulatory authorities in the provinces and territories of Canada (the “CSA”), such that:

(a)	an offer to acquire outstanding Class A Shares or Class B Variable Voting Shares which would constitute a take-over bid under applicable securities legislation as a result of the securities subject to the offer to acquire, together with the offeror’s securities, representing in the aggregate 20% or more of the outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, at the date of the offer to acquire, be exempt from the requirements set out in Part 2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) applicable to take-over bids (the “TOB Relief”); provided that the securities subject to the offer to acquire, together with the offeror’s securities, would not represent in the aggregate 20% or more of the outstanding Class A Shares and Class B Variable Voting Shares, as the case may be, calculated using (i) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (ii) a numerator including as offeror’s securities all of the Class A Shares and Class B Variable Voting Shares, as applicable, that constitute offeror’s securities;

(b)	an acquiror who acquires, during a take-over bid or an issuer bid, beneficial ownership of, or control or direction over, Class A Shares or Class B Variable Voting Shares, as the case may be, that, together with the acquiror’s securities of that class, would constitute 5% or more of the outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, be exempt from the requirement set out in section 5.4 of NI 62-104 to issue and file a news release (the “News Release Relief”); provided that the Class A Shares or Class B Variable Voting Shares, as the case may be, that the acquiror acquires beneficial ownership of, or control or direction over, when added to the acquiror’s securities of that class, would not constitute 5% or more of the outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, calculated using (i) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (ii) a numerator including as acquiror’s securities, all of the Class A Shares and Class B Variable Voting Shares, as applicable, that constitute acquiror’s securities;

(c)	an acquiror who triggers the disclosure and filing obligations pursuant to the early warning requirements set out in applicable securities legislation with respect to the Class A Shares or Class B Variable Voting Shares, as the case may be, be exempt from such requirements (the “Early Warning Relief”); provided that (i) the acquiror complies with the early warning requirements, except that, for the purpose of determining the percentage of outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, that the acquiror has acquired or disposed of beneficial ownership, or acquired or ceased to have control or direction over, the acquiror calculates the percentage using (A) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104, on a combined basis, as opposed to a per-class basis, and (B) a numerator including, as acquiror’s securities, all of the Class A Shares and Class B Variable Voting Shares, as applicable, that constitute acquiror’s securities; or (ii) in the case of an acquiror that is an eligible institutional investor, the acquiror complies with the requirements of the alternative monthly reporting system set out in Part 4 of National Instrument 62-103 — The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”) to the extent it is not disqualified from filing reports thereunder pursuant to section 4.2 of NI 62-103, except that, for purposes of determining the acquiror’s securityholding percentage, the acquiror calculates its securityholding percentage using (A) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (B) a numerator including all of the Class A Shares and Class B Variable Voting Shares, as applicable, beneficially owned or controlled by the eligible institutional investor;

(d)	an issuer bid made by the Company in the normal course on a published market, other than a designated exchange, with respect to Class A Shares or Class B Variable Voting Shares, as the case may be, be exempt from the requirements in Part 2 of NI 62-104 applicable to issuer bids (the “NCIB Relief” and, together with the TOB Relief, the News Release Relief and the Early Warning Relief, the “Bid Relief”); provided that the Company complies with the conditions in subsection 4.8(3) of NI 62-104, except that: (i) the bid is for not more than 5% of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) the aggregate number of Class A Shares and Class B Variable Voting Shares acquired in reliance on the NCIB Relief by the Issuer and any person acting jointly or in concert with the Issuer within any 12-month period does not exceed 5% of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis, at the beginning of such 12-month period; and

(e)	the Company be exempt (the “Alternative Disclosure Relief”, and together with the Bid Relief, the “Aggregation Relief”) from the disclosure requirements in Item 6.5 of Form 51-102F5 — Information Circular (“Form 51- 102F5”); provided that the Company provides the disclosure required by Item 6.5 of Form 51-102F5 except that for the purposes of determining the percentage of voting rights attached to the Class A Shares or Class B Variable Voting Shares, the Issuer calculates the voting percentage using (i) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) a numerator including all of the Class A Shares and Class B Variable Voting Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by any person who, to the knowledge of the Issuer’s directors or executive officers, beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis.

Telesat Corporation has also received exemptive relief from: (i) subsections 12.2(3) and 12.2(4) of NI 41-101; (ii) Item 1.13(1) of Form 41-101F1; (iii) Item 1.12(1) of Form 44-101F1 — Short Form Prospectus (including in respect of any equivalent disclosure in a prospectus or prospectus supplement filed pursuant to National Instrument 44-102 — Shelf Distributions); (iv) subsection 10.1(a), 10.1(4) and 10.1(6) of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”); and (iv) subsections 2.3(1)(1.), 2.3(1)(3.) and 2.3(2) of Ontario Securities Commission Rule 56-501 — Restricted Shares, in each case relating to the use of restricted security terms; provided that (i) the Class B Variable Voting Shares be referred to as “Class B Variable Voting Shares”, (ii) the Class C Limited Voting Shares be referred to as “Class C Limited Voting Shares”, and (iii) the Class B Units be referred to as “Class B Units” (the “Nomenclature Relief”). In connection with the Nomenclature Relief, the Company has filed an undertaking with the Ontario Securities Commission (the “OSC”) pursuant to which it has agreed that until such time that the articles of the Company are amended to remove the Super Voting Shares from the Company’s authorized share capital, no Super Voting Shares will be issued.

In addition, the Aggregation Relief and the Nomenclature Relief require that the Company disclose such relief and their terms and conditions in each of its annual information forms and management information circulars filed on SEDAR and in any other filing where the characteristics of its securities are described.

Telesat Partnership received from the CSA exemptive relief from the continuous disclosure requirements of NI 51-102, allowing Telesat Partnership to satisfy its Canadian continuous disclosure obligations by relying on the Canadian continuous disclosure documents filed by Telesat Corporation, for so long as certain conditions are satisfied. In connection therewith, Telesat Partnership received an exemption from the requirements of National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (the “Certification Requirements”), the requirements of National Instrument 52-110 — Audit Committees (the “Audit Committee Requirements”) and the requirements of National Instrument 58- 101 — Disclosure of Corporate Governance Practices (the “Corporate Governance Requirements”) permitting Telesat Partnership to also satisfy the Certification Requirements, Audit Committee Requirements, and Corporate Governance Requirements by relying on the continuous disclosure documents prepared and certified by the Company and the audit committee and corporate governance practices implemented by the Company.

Telesat Partnership also received from the CSA exemptive relief from the “insider reporting requirements” (as defined in under National Instrument 14-101 – Definitions) in respect of Telesat Partnership; provided that, among other things, (i) a filer insider complies with the conditions in sections 13.3(3)(a) and (c) of NI 51-102 and (ii) the Company and the Partnership continue to satisfy relief granted to the Company and the Partnership in respect of certain continuous disclosure requirements.

The Company has also filed an undertaking with the OSC pursuant to which it has agreed to provide reasonable prior notice to the OSC in the event the Company intends to issue a series of preferred shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preference shares owned, than the Telesat Corporation Shares or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 — Restricted Shares to be present in relation to the Telesat Corporation Shares regardless of any existing restrictions on the Telesat Corporation Shares due to the existence of the preferred shares.

Additionally, to satisfy certain disclosure conditions to the exemptive relief that Telesat Partnership received from the CSA, we are providing a summary of certain terms of the Exchangeable Units. This summary is not complete and is qualified in its entirety by the complete text of the Partnership Agreement and the Trust Voting Agreement, copies of which are available on SEDAR at www.sedar.com and at www.sec.gov.

The Exchangeable Units  of the Partnership are intended to provide economic rights that are substantially equivalent, and voting rights with respect to the Company that are equivalent, to the corresponding rights afforded to holders of Class A Shares, Class B Variable Voting Shares and Class C Shares. Under the terms of the Partnership Agreement, the rights, privileges, restrictions and conditions attaching to the Exchangeable Units include the following:

•	From and after the six month anniversary of the date of the effective time of the Transaction, the Exchangeable Units will be exchangeable at any time, at the option of the holder, on a one-for-one basis for the corresponding class of the Telesat Corporation Shares. Exchangeable Units will not be exchangeable prior to the six month anniversary of the date of the effective time of the Transaction.

•	After making distributions to the Company required pursuant to the Partnership Agreement for expenses related to taxes, operations, administration, and contractual obligations, the Partnership may make pro rata distributions to each Exchangeable Unit and the Company based on the respective number of outstanding Issuer Shares and outstanding Exchangeable Units at the time of distribution.

•	If the Company issues the Telesat Corporation Shares in the form of a dividend or distribution on the Telesat Corporation Shares, the Partnership will issue to each holder of Exchangeable Units, in respect of each Exchangeable Unit held by such holder, a number of Exchangeable Units equal to the number of Telesat Corporation Shares issued in respect of each Telesat Corporation Share.

•	If the Company issues or distributes rights, options or warrants or other securities or assets of the Company to all or substantially all of the holders of Telesat Corporation Shares, the Partnership is required to make a corresponding distribution to holders of the Exchangeable Units.

•	No subdivision or combination of the outstanding shares of Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of Exchangeable Units is made.

•	The Company and its board of directors are prohibited from proposing or recommending an offer for the Telesat Corporation Shares or for the Exchangeable Units unless the holders of the Exchangeable Units and the holders of the Issuers Shares are entitled to participate to the same extent and on equitably equivalent basis.

•	Upon a dissolution and liquidation of the Partnership, if Exchangeable Units remain outstanding and have not been exchanged for the corresponding class of the Telesat Corporation Shares, then the distribution of the assets of the Partnership between holders of Telesat Corporation Shares and holders of Exchangeable Units will be made on a pro rata basis based on the number of Telesat Corporation Shares and Exchangeable Units outstanding. Prior to this pro rata distribution, the Partnership is required to pay to the Company sufficient amounts to fund the expenses or other obligations of the Company to ensure that any property and cash distributed to the Company in respect of the Telesat Corporation Shares will be available for distribution to holders of Telesat Corporation Shares in an amount per share equal to distributions in respect of each Exchangeable Unit.

•	Approval of holders of the Exchangeable Units is required for an action (such as an amendment to the amended and restated partnership agreement) that would affect the economic rights of an Exchangeable Unit relative to a Telesat Corporation Shares.

•	The holders of Exchangeable Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote through Special Voting Shares of the Company. The Special Voting Shares are held by a trustee, entitling the trustee to that number of votes on matters on which holders of Telesat Corporation Shares are entitled to vote equal to the number of Exchangeable Units outstanding. The trustee is required to cast such votes in accordance with voting instructions provided by the Company on behalf of holders of Exchangeable Units in accordance with the Trust Voting Agreement. The trustee will exercise each vote attached to the Special Voting Shares only as directed by the Company on behalf of the relevant holder of Exchangeable Units.

Additional Information

Financial information is provided in the Audited Financial Statements and accompanying MD&A for its most recently completed financial year. Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

APPROVAL

April 19, 2022

APPROVAL OF THIS INFORMATION CIRCULAR

The board of directors has approved the contents of this Information Circular and authorized it to be sent to each Shareholder who is eligible to receive notice of and vote his/her or its Telesat Corporation Shares or Exchangeable Units at the Meeting, as well as to each director of the Company, the Trustee, and to the auditors of the Company.

By Order of the Board

Per:	(signed) “Christopher DiFrancesco”
Christopher DiFrancesco Vice President, General Counsel and Secretary

APPENDIX “A”
GLOSSARY

The following terms used in this Information Circular have the meanings set out below:

“Audited Financial Statements” has the meaning ascribed thereto under the heading “Notice-And-Access”.

“BCBCA” means the Business Corporations Act (British Columbia).

“CBCA” means the Canada Business Corporations Act.

“CbyC Director” means a director who both (i) is Canadian, and (ii) was nominated for election by either: (x) the Nominating Committee, if comprised of a majority of Canadian directors, (y) a Designator who is Canadian, or (z) a shareholder who is Canadian. For the avoidance of doubt, Contractual Designees nominated by the Polaris Designator shall qualify as CbyC Directors pursuant to either subclauses (y) or (z) of this definition.

“Change of Control” means (i) any person who, together with its affiliates and associates, acquires beneficial ownership of at least a majority of the Telesat Corporation Shares on a fully diluted basis, including by way of any arrangement, amalgamation, merger, consolidation, combination or acquisition of the Company with, by or into another corporation, entity or person in one or more related transactions, or (ii) the sale of all or substantially all of the assets of the Company to a third party.

“Class A Shares” means the Class A common shares of Telesat Corporation.

“Class A Common Shares” means the Class A common shares of Telesat Corporation.

“Class A Shares” means the Class A Common Shares of Telesat Corporation.

“Class A Special Voting Share” means the Class A Special Voting Share of Telesat Corporation.

“Class A Units” means the Class A units of Telesat Partnership.

“Class B Variable Voting Shares” means the Class B variable voting shares of Telesat Corporation.

“Class B Special Voting Share” means the Class B Special Voting Share of Telesat Corporation.

“Class B Units” means the Class B units of Telesat Partnership.

“Class C Fully Voting Shares” means the Class C fully voting shares of Telesat Corporation.

“Class C Limited Voting Shares” means the Class C limited voting shares of Telesat Corporation.

“Class C Shares” means, together, the Class C Fully Voting Shares and the Class C Limited Voting Shares.

“Class C Special Voting Share” means the Class C Special Voting Share of Telesat Corporation.

“Class C Units” means the Class C units of Telesat Partnership.

“Contractual Designee” means each such nominee of a Designator while such Designator has the contractual right to designate one or more nominees for election as directors of the Company.

“Designator” means either (i) PSP investments or its affiliates, or (ii) MHR or its affiliates, as applicable, in each case as provided under an investor rights agreement between such Designator and the Company.

“Exchangeable Units” means, together, the Class A Units, Class B Units and Class C Units of Telesat Partnership.

“Golden Share” means the Golden Share without par value in the capital of Telesat Corporation.

“IFRS” means the International Financing Reporting Standards as issued by the International Accounting Standards Board.

“Independent Audit Committee Director” means a director who (i) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (ii) is “independent” of Telesat Corporation within the meaning of National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators and (iii) is “independent” of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the United States Securities Exchange Act of 1934.

“Investor Rights Agreements” means, together, the two separate investor rights agreements entered into between Telesat Corporation and each of MHR and PSP Investments on November 23, 2020.

“Lock-Up Period” means six months following the consummation of the Transaction on November 19, 2021.

“Loral Non-Voting Common Stock” means the Non-Voting Common Stock of Loral, US$0.01 par value per share, as defined in the Certificate of Incorporation of Loral.

“Loral Voting Common Stock” means the Voting Common Stock of Loral, US$0.01 par value per share, as defined in the Certificate of Incorporation of Loral.

“Meeting Materials” means the Notice of Meeting, the Information Circular, the Audited Financial Statements and accompanying MD&A, voting instruction form and form of proxy.

“MHR” has the meaning ascribed thereto under the heading “Business to be Conducted at the Meeting – Election of Directors – Investor Rights Agreement”.

“MHR Designators” means any Contractual Designees to be designated by MHR or its affiliates.

“Partnership Agreement” has the meaning ascribed thereto under the heading “Proxy Solicitation Information – Registered Holders”.

“PSP Investments” has the meaning ascribed thereto under the heading “Business to be Conducted at the Meeting – Election of Directors – Investor Rights Agreement”.

“PSP Investments Designators” means any Contractual Designees to be designated by PSP Investments or its affiliates.

“Registration Rights Agreement” means the registration rights agreement entered into between Telesat Corporation, MHR and certain of its affiliates and PSP Investments in connection with the Transaction.

“SEC” means the U.S. Securities and Exchange Commission.

“Special Board Date” means the date that the number of (a) Contractual Designees permitted to be nominated by the PSP Investments Designators pursuant to the investor rights agreement between the Polaris Designators and the Company plus (b) the Contractual Designees permitted to be nominated by the MHR Designees pursuant to the investor rights agreement between the MHR Designators and the Company collectively constitutes, in the aggregate, less than 50% of the number of directors of the Company (as such number is determined in accordance with Article 10.3 of the Telesat Corporation Articles, without taking into account any vacancies on the board).

“Special Nomination Termination Date” means the earlier of: (i) Telesat Corporation’s annual meeting of shareholders held in calendar year 2024 (unless that meeting is held more than 30 days prior to the one- year anniversary of Telesat Corporation’s annual meeting of shareholders held in calendar year 2023, in which case, Telesat Corporation’s annual meeting of shareholders held in calendar year 2025), and (ii) the Special Board Date.

“Special Voting Shares” means, together, the Class A Special Voting Share, the Class B Special Voting Share and the Class C Special Voting Share.

“Specially Designated Director” means a person who:

(i)	is designated as a director pursuant to Article 10.2(a)(iii) of the Telesat Corporation Articles;

(ii)	meets the criteria for an Independent Audit Committee Director;

(iii)	is not an affiliate or associate of PSP Investments, MHR or their permitted assignees (or any of their respective affiliates);

(iv)	together with such person’s immediate family and affiliates, has not received compensation or payments from PSP Investments, MHR or their permitted assignees (or any of their respective affiliates) in any of the past three (3) years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors’ fees; and

(v)	is Canadian.

“Telesat-to-Telesat Corporation Exchange Ratio” means 0.4136 Telesat Corporation Shares for each Telesat Common Share, Telesat Non-Voting Participating Preferred Share or Telesat Voting Participating Preferred Share (including all outstanding shares in the capital of Telesat underlying Telesat Options, Telesat Tandem SARs and Telesat RSUs).

“Telesat Control Transaction” means the consummation of a merger, amalgamation, arrangement or consolidation of Telesat Corporation, other than any transaction which would result in the holders of outstanding voting securities of Telesat Corporation (assuming the exchange of all outstanding Exchangeable Units for Telesat Corporation Shares) immediately prior to such transaction having at least a majority of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction, with the voting power of each such continuing holder relative to other continuing holders not being altered substantially in such transaction.

“Telesat Corporation Articles” means the organizational documents of Telesat Corporation, as amended and restated.

“Telesat Corporation Shares” has the meaning ascribed thereto under the heading “About this Management Information Circular”.

“Telesat Director Voting Preferred Shares” means the Director Voting Preferred Shares of Telesat Canada as defined in the Telesat Corporation Articles.

“Telesat Non-Voting Participating Preferred Shares” means the Non-Voting Participating Preferred Shares of Telesat Canada as defined in the Telesat Corporation Articles.

“Telesat Options” means options to purchase Telesat Non-Voting Participating Preferred Shares.

“Telesat Partnership Election” means an election by a Loral stockholder to receive units of Telesat Partnership pursuant to the Transaction Agreement.

“Telesat Partnership GP Units” means the general partnership units of Telesat Partnership.

“Telesat Public Shares” means, together, the Class A Shares and Class B Variable Voting Shares of Telesat Corporation.

“Telesat RSUs” means restricted stock units that represent the right to receive Telesat Non-Voting Participating Preferred Shares.

“Telesat Tandem SARs” means tandem stock appreciation rights accompanying certain Telesat Options.

“Telesat Voting Participating Preferred Shares” means the Voting Participating Preferred Shares of Telesat as defined in the Telesat Corporation Articles.

“Transaction” means the integration transaction completed on November 18, 2021, and November 19, 2021, by and among Telesat, Telesat Canada, Loral Space & Communications Inc., Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Public Sector Pension Investment Board, and Red Isle Private Investments Inc., as further described in the Company’s Annual Information Form on Form 20-F filed on SEDAR and EDGAR.

“Trust” means the Telesat Corporation Trust, an irrevocable trust formed under the laws of the Province of Ontario pursuant to the Trust Agreement.

“Trust Agreement” means the trust agreement establishing the Trust, entered into between the settlor of the Trust and the Trustee on the First Closing Day.

“Trust Voting Agreement” means the voting agreement entered into between the Trustee, Telesat Corporation and Telesat Partnership on the First Closing Day.

“Trustee” means the trustee of the Trust, as determined from time to time in accordance with the Trust Agreement, who will initially be TSX Trust Company.

“TSX” means the Toronto Stock Exchange.

“Unwind Transaction” means, collectively, (i) the conversion of all of the Class B Variable Voting Shares into Class A Shares and (ii) the other transactions, events and occurrences specified in the Telesat Corporation Articles to occur upon an Unwind Trigger, including the redemption of the Golden Share and the Special Voting Shares and the expiration of the provisions in Part 24 of the Telesat Corporation Articles.

“Unwind Trigger” means the occurrence of both clauses (i) and (ii): (i) the occurrence of any one of the following: (A) the election of Telesat Corporation (which election, until the Special Board Date, must be made with the approval of the majority of the Specially Designated Directors then in office) to effect the Unwind Transaction, if: (a) no person who is not a Canadian, or any voting group comprised of any persons who are not Canadians, in each case, beneficially owns or controls, directly or indirectly, one-third or more of the fully diluted Telesat Corporation Shares, (b) Telesat Corporation becomes widely held, such that at least 70% of the fully diluted Telesat Corporation Shares are held by holders that do not beneficially own or control, directly or indirectly (and are not members of any group that beneficially owns or controls, directly or indirectly), 10% or more of the fully diluted Telesat Corporation Shares, collectively, or are entitled to report their ownership interest in Telesat Corporation for purposes of U.S. federal securities laws on (i) Form 13F or (ii) Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) promulgated under the Exchange Act, and (c) a majority of the members of the Telesat Corporation Board remain Canadian (as defined in the Investment Canada Act) at the time of the Unwind Transaction or (B) a Change of Control; and (ii) both (1) the absence of any determination by the Telesat Corporation Board that the Unwind Transaction would constitute a breach of, or an acceleration of the performance of any obligation under, any material agreement of Telesat Corporation, in each case, within 60 days of written notice to the Telesat Corporation Board of the occurrence of any event set forth in (i) above; provided, however, that in the event of the occurrence of a Change of Control, the fact that such occurrence could be deemed as a Change of Control under Telesat Corporation’s outstanding indebtedness or other material agreements shall be excluded for purposes of this subclause (1) if such indebtedness is refinanced or intended to be refinanced in connection with the occurrence of such Change of Control; and (2) receipt by Telesat Corporation of all required governmental authorizations for the Unwind Transaction.

APPENDIX “B”
MANDATE OF THE BOARD

1.	Introduction

The board of directors (the “Board”) of Telesat Corporation (“Telesat” or the “Company”) is elected by the shareholders of Telesat and is responsible for the stewardship of Telesat. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

The Board has approved this mandate, which, together with the corporate governance guidelines, the charters for the committees of the Board, the position descriptions for the Board chair, lead director and committee chairs, the articles of Telesat, as amended and restated (the “Telesat Corporation Articles”) and the separate investor rights agreements dated November 23, 2020 entered into between Telesat and each of MHR Fund Management LLC (“MHR”) and Public Sector Pension Investment Board (“PSP”) (as may be amended from time to time, the “Investor Rights Agreements”) provide the general framework for the governance of the Company. In the event of any conflict between this policy and the Telesat Corporation Articles or the Investor Rights Agreements, or any of the rights, privileges, arrangements, or powers set forth therein, the Telesat Corporation Articles and the Investor Rights Agreements shall prevail and this policy shall not and shall be interpreted not to, directly or indirectly interfere with, limit or restrict or otherwise disrupt, any of such rights, privileges, arrangements or powers. The Board intends that policy will continue to evolve to address all applicable regulatory and stock exchange requirements relating to corporate governance and will be modified and updated as circumstances warrant.

2.	Independence

The Board will be comprised in accordance with the relevant provisions of the Telesat Corporation Articles and shall include a minimum of three (3) independent directors who are unaffiliated with MHR and PSP, with a view to ensuring that a majority of the directors are independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and NASDAQ Rule 5605. The Board will annually review and make a determination on the independence of each director as required under applicable securities laws and the rules of any stock exchange upon which the securities of the Company are listed, including under Section 1.2 of National Instrument 58-101 and NASDAQ Rule 5605(a)(2).

The Board, as required, may have an independent (as set forth under Section 1.2 of National Instrument 58-101 and NASDAQ Rule 5605(a)(2)) Director to carry out the functions of a lead director. If Telesat has a non-executive, independent (as set forth under Section 1.2 of National Instrument 58-101 and NASDAQ Rule 5605(a)(2)) Chair, then the role of the lead director will be filled by the non-executive Chair.

3.	Role and Responsibilities of the Board

The Board is responsible for providing independent, effective leadership in supervising the management of the business and affairs of Telesat, including providing guidance and strategic oversight to management with a view to maximizing shareholder value and conducting the business and affairs of Telesat ethically and in accordance with the highest standards of corporate governance.

In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Each director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The responsibilities of the Board include:

a)	adopting a strategic planning process and approving management’s strategic and business plans;

b)	risk identification and ensuring that procedures are in place for the management of those risks;

c)	reviewing and approving annual operating plans and budgets;

d)	corporate social responsibility, ethics and integrity;

e)	succession planning, including the selection and appointment of senior management;

f)	delegations and general approval guidelines for management;

g)	monitoring financial reporting and management;

h)	monitoring internal control and management information systems;

i)	corporate disclosure and communications;

j)	adopting measures for receiving feedback from stakeholders; and

k)	adopting key corporate policies designed to ensure that Telesat and its directors, officers and employees comply with applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

Meetings of the Board will be held as many times per year as necessary to effectively carry out the Board’s responsibilities, but in any event not less than four (4) times per year.

4.	Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for Telesat’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will periodically review and approve, as necessary, a strategic plan which takes into account, among other things, the opportunities and risks of Telesat’s business and affairs.

The Board, in conjunction with management, will identify the principal risks of Telesat’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee, delegation of risks associated with compensation policies and practices to the Compensation Committee and delegation of risks associated with corporate governance to the Nominating Committee. The Board will work in conjunction with each Committee, respectively, to oversee the implementation of such policies and procedures.

The Board, in conjunction with management, is responsible for understanding and monitoring the political, cultural, legal and business risks and environments in which Telesat operates and providing input to management on emerging trends, risks and issues.

5.	Corporate Social Responsibility, Ethics and Integrity

The Board will provide leadership to Telesat in support of its commitment to corporate social responsibility, set the ethical tone for Telesat and its management and foster ethical and responsible decision-making by management. The Board will take reasonable steps to satisfy itself of the integrity of the President and Chief Executive Officer and management and satisfy itself that the President and Chief Executive Officer and management create a culture of integrity throughout the organization.

6.	Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for Telesat management upon the recommendation of the Compensation Committee, including the selection, appointment and supervision of the President and Chief Executive Officer and the other senior officers of Telesat, and will also approve the compensation of the President and Chief Executive Officer and the other senior officers of Telesat.

7.	Delegations and Approval Authorities

The Board will delegate to the President and Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Telesat and will oversee such senior officers appropriately. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, Nominating Committee and Compensation Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and any delegated responsibilities.

8.	Monitoring of Financial Reporting and Management

The Board will review and/or approve, as applicable, all material securities filings, including the annual audited consolidated financial statements, interim financial statements, the notes and management discussion and analysis accompanying such consolidated financial statements, quarterly and annual reports, management proxy circulars, proxy statements, annual information forms, prospectuses, and equity financings, borrowings and all annual operating plans and budgets.

The Board, with the assistance of the Audit Committee, will adopt procedures that seek to: (i) ensure the integrity of internal controls and management information systems; (ii) ensure compliance with applicable laws, rules and regulations; and (iii) prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violation of Telesat’s Code of Ethics and fraud against shareholders.

9.	Corporate Disclosure and Communications

The Board will seek to ensure that Telesat’s corporate disclosure complies with applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Telesat’s securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from securityholders on material issues.

10.	Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Telesat and its directors, officers and employees comply with applicable laws, rules and regulations and conduct Telesat’s business ethically and with honesty and integrity.

11.	Review of Mandate

The Nominating Committee will review and assess annually the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

The Board may, from time to time, permit departures from the terms of this mandate, either prospectively or retrospectively. The terms of this mandate are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, securityholders, customers, suppliers, vendors, contractors, partners, competitors, employees or other persons, or to any other liability whatsoever on their part.

Dated:	November 19, 2021

Approved by:	Board of Directors

APPENDIX “C”
AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Telesat Corporation (“Telesat” or the “Company”).

Certain aspects of the composition and organization of the Committee are prescribed and/or governed by the Business Corporations Act (British Columbia), the articles of Telesat, as amended and restated (the “Telesat Corporation Articles”) and applicable agreements, including the separate investor rights agreements dated November 23, 2020 entered into between Telesat and each of MHR Fund Management LLC and Public Sector Pension Investment Board (as may be amended from time to time, the ‘‘Investor Rights Agreements’’). Certain of the provisions of this Charter may be modified or superseded by the provisions of the Telesat Corporation Articles and the Investor Rights Agreements. In the event of any conflict between this Charter and the Telesat Corporation Articles or the Investor Rights Agreements, or any of the rights, privileges, arrangements, or powers set forth therein, the Telesat Corporation Articles and the Investor Rights Agreements shall prevail and this Charter shall not and shall be interpreted not to, directly or indirectly interfere with, limit or restrict or otherwise disrupt, any of such rights, privileges, arrangements or powers.

1.	Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	financial reporting and disclosure requirements, including the integrity of the Company’s financial statements and related information;

(b)	compliance with applicable legal and regulatory requirements;

(c)	risk management and internal control over financial reporting and disclosure controls and procedures;

(d)	the work of Telesat’s financial management, external and internal auditors, including the qualifications and appointment of the external auditor;

(e)	enterprise risk management and to monitor such matters;

(f)	the auditing, accounting and financial reporting process generally; and

(g)	the administration, funding and investment of the Company’s pension plans and pension fund.

2.	Composition and Membership

(a)	The Board will appoint the members (the “Members”) of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of Telesat after their appointment or until their successors are appointed and qualified. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director. The Board will fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all of the powers of the Committee as long as a quorum remains in office.

(b)	The Committee shall consist of as many directors of the Board as the Board may determine, but in any event, not less than 3 (three) Members and such members shall be designated in accordance with the Telesat Corporation Articles. Each Member will meet the criteria for independence, experience and financial literacy established by applicable laws and the rules of any stock exchange upon which Telesat’s securities are listed, including Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), including Rule 10A-3(b)(1), as in effect from time to time and as such requirements are interpreted by the Board in its business judgment as well as National Instrument 52-110 — Audit Committees (“NI 52-110”) and NASDAQ Rule 5605. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment and a Member’s ability to be independent from management in connection with his or her duties as a Member of the Committee. Each Member will have an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. No member of the Committee shall have participated in the preparation of the financial statements of the Company in the past three years. At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. These membership requirements shall be subject to exemptions and cure periods permitted by the rules of NASDAQ and the SEC, as in effect from time to time.

(c)	Subject to the Telesat Corporation Articles, the Board will appoint one of the independent directors of the Board to act as the chair of the Committee (the “Chair”). The secretary of Telesat (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee and will circulate such minutes of each meeting of the Committee to the Members and to the chair of the Board (and to any other member of the Board that requests that they be circulated) on a timely basis. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

(d)	The Committee may, to the extent permissible by applicable laws and the rules of any stock exchange upon which Telesat’s securities are listed, delegate any or all of its functions to any of its Members or any sub-set thereof, or other persons, from time to time as it sees fit.

3.	Meetings

(a)	Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Forty-eight (48) hours advance notice of each meeting will be given to each Member orally, by telephone or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(b)	At the request of the external auditors of Telesat, the President and Chief Executive Officer or the Chief Financial Officer of Telesat or any Member, the Chair shall convene a meeting of the Committee. Any such request shall be required to set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)	The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their number to act as chair of the meeting.

(d)	Subject to the Telesat Corporation Articles, a majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all Members.

(e)	The Committee may invite from time to time, at its discretion, senior executives of the Company or such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will be given the opportunity to meet in camera without members of management in attendance for a portion of each meeting of the Committee.

(f)	To the extent possible, in advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Telesat to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.	Exercise of Power between Meetings

Between meetings, the Chair or any Member designated for such purpose by the Committee, may, if required under the circumstances, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

5.	Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

Financial Reporting and Disclosure

(a)	review with the external auditors and management and approve each set of interim financial statements and related management’s discussion and analysis accompanying such financial statements, and review with the external auditors and management and recommend to the Board for approval the annual audited financial statements (including with respect to any pension fund), including the auditor’s report thereon, and related management’s discussion and analysis, financial reports or other documents of the Company containing financial information and guidance with respect to earnings per share to be provided to analysts and rating agencies, prior to their being filed with the appropriate regulatory authorities and/or publicly disclosed. The Committee shall satisfy itself that the financial statements are presented in accordance with applicable accounting principles, with such documents to indicate whether such information has been reviewed by the Board or the Committee. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out;

(b)	review and discuss with management press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company before the Company publicly discloses this information, including the type and presentation of information, paying particular attention to any forward-looking guidance, pro forma or non-IFRS measures. The Committee shall recommend to the Board the approval of the annual earnings releases. The Committee shall have the authority to approve the interim earnings releases and shall review matters related to the interim earnings releases with the Board;

(c)	review and recommend to the Board for approval, where appropriate, other public disclosure documents containing audited or unaudited financial information prior to their being filed with the appropriate regulatory authorities and/or publicly disclosed, including any prospectuses, annual information forms, annual report to shareholders, management information circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(d)	review with management of Telesat, and with external auditors, significant disclosure issues regarding accounting principles, practices, and judgments of management and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable;

(e)	seek to ensure that adequate procedures are in place for the review of Telesat’s public disclosure of financial information extracted or derived from Telesat’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

Internal Controls and Audit

(f)	review the adequacy and effectiveness of Telesat’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Telesat maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Telesat’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement in the financial statements and other identified risks, including detecting control weaknesses and detecting fraud, in each case to ensure compliance with applicable laws and regulations. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Telesat at any particular time;

(g)	satisfy itself that management has established adequate procedures for the review of Telesat’s disclosure of financial information extracted or derived directly from Telesat’s financial statements;

(h)	satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(i)	review and discuss Telesat’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(j)	review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Telesat’s risk management policies and procedures with regard to identification of Telesat’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Telesat;

(k)	recommend the appointment, or if necessary, the replacement or succession of the head of Telesat’s internal audit process;

(l)	annually or more frequently as it deems necessary or appropriate, evaluate the internal auditors, including their activities, organizational structure, independence, objectivity, qualifications and effectiveness;

(m)	establish and periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions;

(n)	review with the chief executive officer, president, chief financial officer and independent auditors, periodically, the following:

(i)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(ii)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting;

External Audit

(o)	review and, if advisable, recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Telesat;

(p)	ensure the external auditors report directly to the Committee on a regular basis;

(q)	at least annually, review the independence of the external auditors, including a written report from the external auditors respecting their independence, delineating all relationships between the external auditor and the Company and consideration of applicable auditor independence standards;

(r)	actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and take appropriate action to oversee the independence of the external auditor;

(s)	review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(t)	at least annually, review the audit plan of the external auditors prior to the commencement of the audit;

(u)	establish and maintain an open and direct line of communication with Telesat’s external and internal auditors;

(v)	meet at least once a year in camera with only the external auditors, and with only the members of the Committee;

(w)	oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including, at least annually, reviewing the qualifications and performance of the lead partner(s) of the independent auditors team and ensuring the rotation of the lead (and concurring) audit partner(s) having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable laws, with respect to preparing and issuing an audit report or performing other audit, review or attest services for Telesat, including the resolution of issues between management of Telesat and the external auditors regarding financial disclosure;

(x)	review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Telesat, the ramifications of their use as well as any other material changes;

(y)	review any material written communications between management of the Company and the external auditors and any significant disagreements between management and the external auditors regarding financial reporting;

(z)	discuss with the external auditors their perception of Telesat’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(aa)	discuss with the external auditors their perception of Telesat’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(bb)	review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(cc)	review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues;

(dd)	pre-approve all non-audit services to be provided to Telesat or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, subject to the de minimis exception for non-audit services described in Section 10A of the Exchange Act and Section 2.4 of NI 52-110 that are approved by the Committee prior to completion of the audit, and otherwise in accordance with applicable laws and the rules of any stock exchange upon which Telesat’s securities are listed. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval;

(ee)	obtain from the external auditors assurance that Section 10A(b) of the Exchange Act has not been implicated;

(ff)	review and approve in advance any services provided by the Company’s external auditors to the Company’s executive officers or members of their immediate families;

(gg)	the Committee will require the external auditors to provide to the Committee, and the Committee will review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require;

Compliance

(hh)	monitor and periodically review the Whistleblower Policy and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by Telesat regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of Telesat of concerns regarding questionable accounting or auditing matters; and

(iii)	any violations of any applicable law, rule or regulation that relates to corporate financial reporting and disclosure, or violations of Telesat’s Code of Ethics with respect to financial matters;

(ii)	review and approve Telesat’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Telesat;

(jj)	review and monitor the implementation of the Company’s Code of Ethics;

Pension Plans and Funds

(kk)	review and advise the Board with respect to any proposed changes to the Company’s pension plans, including the impact on liabilities and funding of such plans;

(ll)	review and approve long-term funding objectives in relation to pension plan liabilities;

(mm)	at least annually, confirm or approve changes to the Company’s Statement of Investment Policies and Procedures of the pension fund, including the long-term asset mix to be followed;

(nn)	approve the appointment or removal of the actuary or auditors of the pension fund;

(oo)	recommend to the Board for approval, the appointment or removal of any custodian, trustee or investment manager of the pension fund;

(pp)	obtain and review on a periodic basis a report on the investment performance of the pension fund;

(qq)	review at least annually the policies and procedures related to the Company’s responsibility as employer and administrator of the pension plans and pension fund;

(rr)	perform such other functions necessary to the oversight of the pension plans and pension fund, including with respect to strategy and policies, delegation and high-level monitoring;

Other Duties

(ss)	direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties;

(tt)	meet periodically with the Company’s general counsel and outside counsel when appropriate, to review legal and regulatory matters, including (i) any matters that may have a material impact on the financial statements of the Company and (ii) any matters involving potential or ongoing material violations of law or breaches of fiduciary duty by the Company or any of its directors, officers, employees, or agents or breaches of fiduciary duty to the Company; and

(uu)	perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

6.	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Telesat’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Telesat, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out their duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Telesat’s financial information or public disclosure.

This Charter is not intended to change or interpret the Telesat Corporation Articles or other organizational documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, securityholders, customers, suppliers, vendors, contractors, partners, competitors, employees or other persons, or to any other liability whatsoever on their part.

7.	Reporting and Evaluation

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Company’s annual information form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

The Committee shall periodically evaluate its own performance and report to the Nominating Committee on such evaluation. The performance of the Committee shall be evaluated by the Nominating Committee as part of its regular evaluation of the Board committees.

8.	Access to Information and Authority to Retain Independent Advisors

The Committee shall have unrestricted access to all information regarding Telesat that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

The Committee has the authority to retain, at Telesat’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

The Committee shall discharge its responsibilities and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.

9.	Review of Charter

The Committee will review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	November 19, 2021

Approved by:	Audit Committee Board of Directors